KINGFISHER

07023260

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

By Courier

SUPPL

01 May 2007

Re: *Kingfisher plc* – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, covering the period 15 September 2006 to 30 April 2007, that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and

(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject to the Exchange Act.

Certain routine market announcements, including dealings in the shares of the company by employee share plans, notifications of substantial shareholdings and half-yearly returns of block-listed shares allotted under employee share plans, have not been included as we understand that these are not required to be furnished under Rule 12g3-2(b).

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

Julie Wilson
Assistant Company Secretary

No.	Date	Description
	10 October 2006	Interim Report sent to shareholders
	18 October 2006	Market announcement – Interim Report sent to UKLA
	20 October 2006	Market announcement – International Analyst and Investor Presentation
	24 October 2006	Market announcement – Directors' interests
	25 October 2006	Market announcement – Directorate change
	25 October 2006	Market announcement – Directorate change
	27 October 2006	Market announcement – Directors' interests
	21 November 2006	Market announcement – Directors' interests
	22 November 2006	Market announcement – Directors' interests
	30 November 2006	Market announcement – Q3 Trading Update
	22 February 2007	Market announcement – Q4 Trading Update
	29 March 2007	Market announcement – Final Results – Part 1
	29 March 2007	Market announcemnet – Final Results – Part 2
	16 April 2007	Market announcement – Directors' Interests
	19 April 2007	Market announcement – Directors' Interests
	27 April 2007	Annual Report and Accounts 2006/7 sent to shareholders
	27 April 2007	Market announcement – Annual Report and Accounts 2006/7 sent to UKLA

UK
No.1
323 stores
B&Q

19 stores
Screwfix

3 stores
Trade Depot

France
No.1
101 stores
Castorama

80 stores
Brico Depot

Poland
No.1
33 stores
Castorama

1 store
Brico Depot

China
No.1
51 stores
B&Q

Taiwan
No.1
21 stores
B&Q

Italy
No.2
27 stores
Castorama

Turkey
No.1
9 stores
Koçtaş

Ireland

7 stores
B&Q

Spain

7 stores
Brico Depot

South Korea

1 store
B&Q Home

Russia

2 stores
Castorama

Strategic alliance

Hornbach

Kingfisher has a 21% stake in Hornbach, Germany's leading DIY warehouse retailer.

▭ **Kingfisher Europe**
Kingfisher Asia
▭ **Hornbach**


Sweden
Russia
Ireland
UK
Netherlands
Germany
Poland
Luxembourg
Czech Republic
Slovakia
France
Switzerland
Austria
China
South Korea
Italy
Spain
Turkey
Taiwan

Financial highlights

- **Retail sales up 6.6% to £4.3 billion**
- **Retail profit (1) down 19.6% to £231.5 million**
- **Adjusted pre-tax profit (2) down 29.3% to £178.5 million**
- **Pre-tax profit down 12.6% to £223.1 million**
- **Post-tax profit (3) unchanged at £168.5 million**
- **Adjusted *basic* EPS (2) down 28.2% to 5.1p**
- **Basic EPS unchanged at 7.2p**
- **Interim dividend maintained at 3.85p**

(1) Retail profit is stated before central costs, exceptional items, acquisition intangibles amortisation and share of joint venture and associate interest and tax.

(2) Adjusted measures are before exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles.

(3) Profit for the period attributable to equity shareholders.

(4) Underlying retail profit is stated before the costs from SAP implementation at Brico Dépôt, the transfer of Castorama France stores to Brico Dépôt and OBI losses in China.

"The continuing weakness of the UK home improvement market has again impacted B&Q's overall performance. However, management's action programme is now showing encouraging signs of progress."

Gerry Murphy, Group Chief Executive

Chairman's and Chief Executive's review



Peter Jackson
Chairman



Gerry Murphy
Group Chief Executive

As the Kingfisher Board indicated earlier in the year, the challenges of 2005 have largely persisted into 2006, although the second quarter showed improvement on the first quarter in both sales and profit performance. Retail sales were up 6.6% in the first half (up 6.0% in constant currencies, and up 0.5% like-for-like [LFL]), but up 8% in the second quarter. Retail profit was down 19.6% in the first half (down 20.0% in constant currencies), but flat in the second quarter.

The continuing weakness of the UK home improvement market has again impacted B&Q's overall sales and margin performance. However, management's action programme is now showing encouraging signs of progress.

Outside the UK, Kingfisher made good progress, strengthening and expanding its businesses. In France, Kingfisher continued to gain share in a more competitive market despite the impact of store transfers and systems developments. Elsewhere in Europe and Asia the Group made good progress with good growth in LFL sales and continuing expansion with 19 new stores opened in seven countries. These included Kingfisher's first two stores in Russia. Overall, sales outside the UK were up 16% and underlying retail profit up 9% (4).

Kingfisher now operates 339 stores outside the UK, delivering half of Group sales. Importantly, the overall financial returns from these businesses are well ahead of Kingfisher's cost of capital and the incremental returns on new investments are strong. In fact, Kingfisher's businesses outside the UK generated net cash last year, even after investment in new stores.

First half progress
During the period, progress was made on Kingfisher's strategic priorities:

- **Building on strong leadership positions in the UK and France;**
  There were early and encouraging signs of progress from key strategic initiatives at B&Q, including the development of a new Warehouse store format for implementation in all 114 larger stores, and improvement of in-store service and product ranges. In France, Kingfisher delivered good sales growth in a more competitive market despite the impact of transferring three Castorama stores to Brico Dépôt.

- **Expanding proven growth businesses;**
  In Poland, Italy and China, 6% new retail space was added during the first half. In Poland and Italy, retail profits grew by 26% and the conversion of the OBI stores in China was completed ahead of schedule. In the UK, Screwfix Direct Trade Counters have performed well and the network will double to 37 branches in the second half. In total, these businesses, along with Taiwan, represent 14% of Kingfisher's invested capital. In aggregate, they are expected to be cash generative in the current financial year, after expansion capital expenditure.

- **Investing in development opportunities in new markets;**
  The first two Castorama Russia stores opened and have been well-received. In Turkey, Kingfisher's Koçtaş joint venture is now the market leader. In Spain, Brico Dépôt now has seven stores, with three more planned for the second half.

- **Capitalising on buying scale and international diversity;**
  Sourcing initiatives have offset raw material and energy cost pressures. Outside the UK, the development of Kingfisher's own-brands progressed, with overall sales increasing 19%, representing a 2% increase in their share of total sales. Kingfisher companies continued to share ideas, talent and best practice in the development of the new B&Q Warehouse format in the UK, the first Brico Dépôt store in Poland and the first Castorama stores in Russia.

Group financial review
Total reported sales grew 6.6% to £4.3 billion, up 6.0% in constant currencies (down 0.5% LFL). Retail profit fell 19.6% to £231.5 million, down by 20.0% in constant currencies.

Central costs increased 13.8% to £18.2 million reflecting cost phasing in the previous year. Costs for the full year are expected to grow in line with general inflation.

Net interest costs increased by 89.2% to £26.3 million. In the previous year net interest costs were reduced by one-off interest receipts of £5.5 million from refunds on property acquisitions not completed and tax refunds. On an underlying basis, net interest costs increased by 35.6%, primarily due to higher average net debt.

Adjusted basic earnings per share were down 28.2% to 5.1p (2005/06: 7.1p) reflecting the decline in retail profit, and higher central costs and financing charges. The interim dividend is maintained at 3.85p per share. Net debt was 15% lower at £1.2 billion, helped by the £198 million sale and leaseback of seven B&Q Warehouse stores in the UK. The proceeds will be used to help fund future store openings in the UK and overseas.

Outlook
Although there are signs of stabilisation in the UK, we expect our major markets here and in France to remain challenging for the balance of the year. Overall, we expect Kingfisher to make progress in the second half, with B&Q UK returning to profit growth.

Peter Jackson
Chairman

Gerry Murphy
Group Chief Executive

UK

- **Retail sales down 2.5% to £2.2 billion**
- **Retail profit down 39.3% to £90.5 million**

UK includes B&Q in the UK, Screwfix Direct, and Trade Depot.



Ian Cheshire,
Chief Executive, B&Q

UK market
According to the British Retail Consortium, sales of non-food products in the UK grew by 4.4% in the first half (+1.4% LFL). However, DIY sales continued to be weak, although the second quarter did show some stabilisation against weaker comparatives. Sales to the Trade sector fared better.

B&Q
B&Q's total sales fell 4.4% to £2.0 billion (-5.5% LFL), although sales showed an improving trend as the period progressed with LFL sales down 8.8% in the first quarter and down 2.3% in the second quarter. B&Q estimates that its market share was broadly stable despite the impact in the first quarter of a fire at a major distribution centre.

The best sales performers in the first half were kitchens, kitchen appliances and tiles, benefiting from new ranges, better merchandising and targeted promotions. Sales of outdoor seasonal products were weaker, particularly in the South East which was affected by water restrictions.

Retail profit declined 42.7% to £82.6 million in the first half, reflecting lower sales. Gross margin percentage declined 150 basis points as B&Q has yet to annualise against the significant price roll-backs on everyday home improvement products and the additional promotions launched in the second half of last year. Compared with a weaker first quarter, improving sales trends, strong cost control and reduced margin impact from stock clearance, limited the retail profit decline in the second quarter to 11.4%.

Underlying cost inflation continued at 4% with net new space increasing costs by a further 2%. B&Q delivered cost savings in head office and in stores which kept overall cost growth to 1% in the first half. For the full year costs are expected to increase by 5%, including in the second half the additional costs of an extra week (2006/07 financial reporting is for 53 weeks versus 52 weeks in 2005/06) and the expected normalisation of staff bonuses this year.

Development plan update
In June 2005, a new management team launched a comprehensive action plan to support trading during the sharp downturn in demand and to develop B&Q for the future. Four key areas – price competitiveness, customer service, new products and store development – were prioritised to ensure B&Q is the store of first choice for customers for a greater proportion of their home improvement needs.

Price competitiveness – B&Q maintained its long-term 'Every Day Low Pricing' strategy for everyday products. On non-everyday products, such as major kitchen and bathroom projects, B&Q has introduced rolling, targeted promotions. Independent customer surveys have confirmed progress in B&Q's price perception.

Customer service – Availability of the top 100 products on-shelf now stands at just under 98%, an improvement on the same period last year. In-store Service Squads (store staff wholly dedicated to customer service using radio communications to speed up service levels) were in operation in over



EVOLVING

All 114 B&Q Warehouse stores will be revamped into a new format following a successful trial at an existing B&Q store in Wednesbury in the West Midlands (pictured below). The new format features more room sets and more 'shop-within-shop' sections, as well as more specialist staff in key areas to improve customer service. Eight more Warehouse stores will be revamped into this format in the second half.




PAINT



INNOVATING

B&Q has a strong record of innovation having helped pioneer mass market home improvement products in the UK such as garden decking, laminate flooring and pressure washers. Conscious of the impact of climate change and rising fuel bills, B&Q is launching a wide range of energy efficiency products in the Autumn, including solar panels and wind turbines at market-leading prices.

230 stores by the end of the first half and independent research confirms that customers' perception of service levels is improving.

Building on the impact of these Service Squads, an enhanced service model is being trialled in six stores, with more staff deployed in areas where customers need more assistance and advice. Results in these stores are encouraging and the trial will be extended in the second half to another 28 stores.

New products – In the first half, 28 major range reviews were launched, including key decorative and trade categories. A similar number are planned for the second half with new ranges progressively rolled out to more stores.

Store environment – Following a series of trials in newly built Warehouse stores, an existing Warehouse at Wednesbury in the West Midlands was extensively revamped to B&Q's latest format, which includes more clearly defined shop-within-shop sections, room-set displays, new customer service points around the store and more space allocated to kitchens, bathrooms and flooring. A further two newly built stores were opened in this format and these three now rank in B&Q's top 10 turnover stores.

Early results from the new format stores are encouraging with double-digit increases in average basket sizes relative to comparable stores, driven by higher sales of core categories, such as kitchens, bathrooms, flooring, tiling and lighting. A further eight Warehouses will be revamped into the latest format in the second half. The capital cost of revamping each Warehouse store is expected to be around £2.5 million, with estimated revenue pre-opening costs of £1 million.

B&Q is targeting an eventual 25% increase in Warehouse store sales densities from the combined benefits of store revamps, new product ranges and improved service.

Full mini-Warehouse revamps continued to out-perform with double-digit uplifts and a further 13 were completed, including seven less extensive, lower cost projects.

Following the closure of 15 Supercentres in January 2006, a further Supercentre was closed during the first half. In total this amounts to a reduction of just over 59,000 square metres of space (3% of total space) of which nearly a third has now been sublet.

B&Q now has 116 Warehouse stores (a net increase of two stores), 102 mini-Warehouses and 105 of the original Supercentres, with an overall net increase of 1.8% in total retail space in the first half.

Thirteen more Supercentres will be converted into the mini-Warehouse format in the second half. No new store openings are planned during the second half.

UK Trade

Screwfix Direct – Sales increased 24.7% (+19.3% LFL) to £159.9 million with both the number of active customers and the average order value increasing, boosted by an expanded catalogue. Retail profit increased by 75.8% to £10.9 million with a new semi-automated distribution centre reducing average fulfilment costs.

Twelve new Screwfix Direct Trade Counters were opened in the period, taking the total to 19. Aimed at customers needing immediate availability, the Trade Counters have proved popular and the number of branches is planned to almost double by the end of the year. Openings are expected to continue at a similar pace for a number of years. To support continued growth, a second distribution centre will be commissioned next year.

Trade Depot – Focused on serving general builders and specialist trade customers, another trial 'Trade Depot' branch was opened taking the total to three. One more opening is planned for the second half.

France

- **Retail sales up 7.8% to £1.5 billion**
- **Retail profit down 6.7% to £95.5 million**

All percentages are in constant currencies unless otherwise stated.



Philippe Tible,
Chief Executive,
Castorama



Patrick Langlade,
Chief Executive,
Brico Dépôt

In France, Kingfisher's business delivered total sales growth of 7.8% (+1.4% LFL) despite a more price competitive market, disruption from store transfers and a major systems upgrade. Average basket value was ahead of last year.

Retail profit was £95.5 million, after charging approximately £8 million of development costs for the transfer of three Castorama stores to the Brico Dépôt format and the introduction of a major new IT system at Brico Dépôt. Excluding these charges and additional pre-opening costs at Brico Dépôt, retail profit in France would have been ahead 5%. Gross margins were flat compared to last year with own-brand sales and Group sourcing benefits offsetting price competition.

Castorama – Sales increased by 4.0% (+2.0% LFL) to £854.3 million. Castorama continued to revitalise stores and develop ranges during the first half.

New ranges of kitchens, bathrooms, flooring and air conditioning performed well, partly offset by a weaker performance in garden products, affected by unfavourable weather.

Following the success of last year's catalogue launches, and to support the roll-out of new ranges, Castorama increased the distribution of its new kitchen and bathroom catalogue in May. A new Decorative catalogue will be launched in September.

Two new stores were opened in Toulouse and Rennes, five stores were relocated and three stores not suitable for revamping were closed prior to conversion to the Brico Dépôt format. Castorama plans to relocate a further two stores in the second half and, as previously announced, transfer a further three to Brico Dépôt. At the half year Castorama operated 101 stores of which 31 are in the latest format, with the new store format stores continuing to outperform. Over the next five years Castorama expects to open up to 15 new stores in new locations.

Brico Dépôt – Sales increased by 13.5% to £642.7 million (+0.6% LFL) against strong comparatives (+8.3% LFL in H1 2005/06). Seven new stores were opened taking the total to 80.

Work continued on the implementation of a new SAP information technology platform to ensure better availability and stock control and to improve customer service during the next phase of Brico Dépôt's growth. This major project, which affects all areas of Brico Dépôt's business, is proceeding to plan, but represents a major commitment of energy and resource during 2006. Brico Dépôt's first central distribution centre opened in north-west France last year, with a second due to open in southern France by the year end.

In July, two of the three stores transferred from Castorama re-opened as Brico Dépôts with the third planned early in the second half. Two further new stores are planned for the balance of the year. During 2006/07, Brico Dépôt expects to have opened 16% new space.



REVITALISING

The revitalisation of Castorama continued with 31 of Castorama's 101 stores now operating in the latest format. Over the next five years Castorama expects to open up to 15 new stores in new locations. At Brico Dépôt, work continues on the implementation of new SAP technology to support the next phase of Brico Dépôt's growth. The business' first central distribution centre opened in the first half.

EXPANDING

Kingfisher opened 19 new stores in seven countries in Europe and Asia during the first half and now operates 339 stores outside the UK. New openings included the first Castorama stores in Russia, in St Petersburg and a major provincial city. Early signs are encouraging and a further store is planned to open by the year end. Castorama Poland performed well in the first half. Four new stores were opened taking the total to 34.




castoram
МЫ ОТКРЫЛИСЬ

Rest of Europe

- **Retail sales (1) up 27.7% to £473.4 million**
- **Retail profit up 32.6% to £52.1 million**

All percentages are in constant currencies unless otherwise stated.
Rest of Europe includes Castorama Poland, Castorama Italy, Brico Dépôt in Spain, Koctas in Turkey, B&Q in Ireland, Castorama Russia and Hornbach in Germany.
(1) Joint venture and associate sales are not consolidated.



George Adams,
Managing Director,
European Development

Rest of Europe sales increased 27.7% (+9.2% LFL) to £473.4 million, and profits increased by 32.6% to £52.1 million, despite higher development costs in Spain and Russia of £4.8 million (H1 2005/06: £3.2 million). Eight new stores were opened across four countries including the first two Russian stores. Operating margins benefited from Kingfisher's direct sourcing and own-brand initiatives.

Poland
Total sales grew 22.1% (+13.1% LFL) to £230.7 million with LFL transactions and average basket values ahead of last year. Four new Castorama stores were opened taking the total to 34. A further new Castorama store is planned to open in the second half. Poland's first Brico Dépôt store was opened in Warsaw in June to test the demand for a smaller, more trade-orientated store.

Italy
Total sales increased 21.5% (+5.0% LFL) to £158.5 million with both LFL transactions and average basket values ahead of last year. However, growth slowed in the second quarter in a weaker Italian retail market. Castorama Italy opened one new Warehouse store and relocated one other taking the total to 27. There are no further openings planned for the remainder of the year.

Other Europe
In **Ireland**, sales from the seven B&Q stores grew 40.7%, reflecting new store openings in the second half of last year. No further store openings are planned this year. Brico Dépôt's expansion into **Spain** continued with seven stores now open and a further three due to open by the end of the year. In **Russia**, Castorama now has two stores open, in St Petersburg and Samara, a large provincial city. Early signs are encouraging and a further store is planned to open by the year end. Koçtaş in **Turkey**, a 50% joint venture, opened two new stores, taking the total to nine, with one more store planned this year. **Hornbach**, in which Kingfisher has a 21% economic interest, contributed £6.5 million to retail profit (£4.8 million in H1 2005/06).

Asia

- **Retail sales [1] up 74.0% to £209.0 million**
- **Retail losses £6.6 million**

All percentages are in constant currencies unless otherwise stated.
Asia includes B&Q China, B&Q Taiwan and B&Q Home in South Korea.
(1) Joint venture sales are not consolidated.



Steve Gilman,
Chief Executive,
B&Q Asia

Asia sales grew 74.0% (+11.0% LFL) to £209.0 million. Retail losses increased to £6.6 million from £1.5 million, largely due to the costs of converting the OBI stores acquired in June last year. This process is now complete and, combined with the usual seasonal pattern of trading, B&Q China is expected to return to profitability in the second half.

China
B&Q China sales were £204.6 million, up 71.4% (+10.9% LFL) reflecting new store openings, continuing strong consumer demand and the development of new ranges. Retail losses of £5.1 million included £3.2 million from the OBI stores. B&Q China completed the conversion of the OBI stores ahead of schedule and opened a further three new stores, consolidating its position as clear market leader with 51 stores. A further eight new store openings are planned for the balance of year.

In **South Korea**, where the first B&Q Home store opened last year, development losses were £2.6 million (H1 2005/06 losses of £2.9 million). A further store is due to open later in the year. B&Q **Taiwan**, a 50% joint venture, performed well in a difficult market, limiting retail profit impact to £0.7 million. One store was opened in the period taking the total to 21. No further new openings are planned for the second half.

INTEGRATING

In China, B&Q now has 51 stores. The conversion of the OBI China stores acquired last year has been completed ahead of schedule and all stores now trade under the successful B&Q name. A further eight new store openings are planned for the balance of the year. New initiatives include children's clubs and DIY training sessions for women.


DISNEY
HOME





Consolidated income statement (unaudited)

For the half year ended 29 July 2006

£ millions	Notes	Half year ended 29 July 2006 Before exceptional items	Exceptional items (note 3)	Total
Continuing operations				
Revenue	2	4,349.1	–	4,349.1
Cost of sales		(2,860.0)	–	(2,860.0)
Gross profit		1,489.1	–	1,489.1
Selling and distribution expenses		(1,081.8)	–	(1,081.8)
Administrative expenses		(216.9)	–	(216.9)
Other income		11.2	42.0	53.2
Other expenses		–	–	–
Share of post tax results of joint ventures and associates		5.8	–	5.8
Operating profit		207.4	42.0	249.4
Total finance costs		(36.9)	–	(36.9)
Total finance income		10.6	–	10.6
Net finance costs	4	(26.3)	–	(26.3)
Profit before taxation		181.1	42.0	223.1
Income tax expense	6	(62.4)	6.4	(56.0)
Profit for the period		118.7	48.4	167.1
Attributable to:				
Equity shareholders				168.5
Minority interest				(1.4)
				167.1
Earnings per share	7			
Basic				7.2
Diluted				7.2
Operating profit analysed as:				
Retail profit before central costs		231.5	41.6	273.1
Central costs		(18.2)	0.4	(17.8)
Amortisation of acquisition intangibles		(0.1)	–	(0.1)
Share of interest and taxation of joint ventures and associates		(5.8)	–	(5.8)
Operating profit		207.4	42.0	249.4

The proposed interim dividend for the period ended 29 July 2006 amounts to £90.8 million (2005: £90.5 million).

Adjusted earnings per share information is provided in note 7.

	Half year ended 30 July 2005 (restated) Before exceptional items	Exceptional items (note 3)	Total	Year ended 28 January 2006 Before exceptional items	Exceptional items (note 3)	Total
	4,079.4	–	4,079.4	8,010.1	–	8,010.1
	(2,635.5)	–	(2,635.5)	(5,165.1)	(7.9)	(5,173.0)
	1,443.9	–	1,443.9	2,845.0	(7.9)	2,837.1
	(993.3)	–	(993.3)	(2,005.0)	(181.0)	(2,186.0)
	(198.1)	–	(198.1)	(390.7)	(26.4)	(417.1)
	9.4	1.9	11.3	24.2	18.9	43.1
	–	–	–	–	(19.0)	(19.0)
	5.3	–	5.3	11.4	–	11.4
	267.2	1.9	269.1	484.9	(215.4)	269.5
	(22.4)	–	(22.4)	(51.6)	–	(51.6)
	8.5	–	8.5	13.9	–	13.9
	(13.9)	–	(13.9)	(37.7)	–	(37.7)
	253.3	1.9	255.2	447.2	(215.4)	231.8
	(86.5)	–	(86.5)	(161.6)	68.8	(92.8)
	166.8	1.9	168.7	285.6	(146.6)	139.0
			168.5			139.5
			0.2			(0.5)
			168.7			139.0
			7.2			6.0
			7.2			6.0
	288.0	1.9	289.9	533.1	(219.1)	314.0
	(16.0)	–	(16.0)	(37.8)	3.7	(34.1)
	–	–	–	(0.1)	–	(0.1)
	(4.8)	–	(4.8)	(10.3)	–	(10.3)
	267.2	1.9	269.1	484.9	(215.4)	269.5

Consolidated statement of recognised income and expense (unaudited)

For the half year ended 29 July 2006

£ millions	Notes	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Actuarial gains/(losses) on post employment benefits	11	**62.3**	7.3	(45.6)
Currency translation differences	11	**(15.0)**	5.2	28.4
Cash flow and net investment hedges				
– Gains and losses deferred in equity	11	**(4.8)**	7.6	7.5
– Transferred to income statement in the period	11	**(0.5)**	2.0	(2.7)
– Transferred to initial carrying amount of asset	11	**(0.6)**	1.3	3.2
Tax on items taken directly to equity	11	**(17.0)**	(4.2)	20.1
Net income recognised directly in equity		**24.4**	19.2	10.9
Profit for the financial period		**167.1**	168.7	139.0
Total recognised income and expense for the period		**191.5**	187.9	149.9
Attributable to:				
Equity shareholders		**193.1**	187.6	149.4
Minority interests		**(1.6)**	0.3	0.5
		191.5	187.9	149.9

Effect of changes in accounting policy on adoption of IAS 39			
Attributable to:			
Equity shareholders	**–**	(2.2)	(2.2)
Minority interests	**–**	–	–
	–	(2.2)	(2.2)

Consolidated balance sheet (unaudited)

As at 29 July 2006

£ millions	Notes	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Non-current assets				
Goodwill	10	**2,555.3**	2,545.5	2,558.8
Intangible assets		**100.4**	78.3	101.7
Property, plant and equipment		**3,223.9**	3,262.4	3,265.0
Investment property		**14.2**	20.3	15.3
Investments accounted for using equity method		**187.1**	181.2	185.0
Other receivables		**45.3**	77.9	51.7
		6,126.2	6,165.6	6,177.5
Current assets				
Inventories		**1,474.1**	1,421.8	1,355.3
Trade and other receivables		**560.4**	434.0	570.6
Available for sale financial assets		**10.2**	–	–
Current tax receivable		**4.8**	7.2	20.7
Cash and cash equivalents		**576.3**	163.6	234.1
		2,625.8	2,026.6	2,180.7
Total assets		**8,752.0**	8,192.2	8,358.2
Current liabilities				
Short-term borrowings		**(249.8)**	(398.3)	(346.8)
Trade and other payables		**(2,054.5)**	(1,863.9)	(1,750.8)
Provisions		**(60.1)**	(2.3)	(46.6)
Current tax liabilities		**(62.2)**	(70.3)	(77.0)
		(2,426.6)	(2,334.8)	(2,221.2)
Net current assets/(liabilities)		**199.2**	(308.2)	(40.5)
Total assets less current liabilities		**6,325.4**	5,857.4	6,137.0
Non-current liabilities				
Long-term borrowings		**(1,480.5)**	(858.2)	(1,255.5)
Other payables		**(22.0)**	(1.0)	(5.7)
Provisions		**(83.2)**	(8.7)	(111.4)
Deferred income tax liabilities		**(217.7)**	(221.3)	(204.4)
Post employment benefits		**(157.0)**	(322.3)	(239.6)
		(1,960.4)	(1,411.5)	(1,816.6)
Total liabilities		**(4,387.0)**	(3,746.3)	(4,037.8)
Net assets		**4,365.0**	4,445.9	4,320.4
Capital and reserves				
Share capital		**2,460.8**	2,442.9	2,450.0
Other reserves	11	**1,897.6**	1,979.0	1,861.0
Minority interests		**6.6**	24.0	9.4
Total equity		**4,365.0**	4,445.9	4,320.4

Approved by the Board

Duncan Tatton-Brown
Director
13 September 2006

Consolidated cash flow statement (unaudited)

For the half year ended 29 July 2006

£ millions	Notes	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Net cash flows from operating activities	8	**427.4**	339.0	304.1
Cash flows from investing activities				
Purchase of subsidiary and business undertakings	10	**(0.7)**	(158.6)	(167.5)
Cash acquired on purchase of subsidiary undertakings		**–**	6.5	6.5
Purchase of associates and joint ventures		**–**	(2.2)	(2.2)
Payments to acquire property, plant and equipment and investment property		**(253.6)**	(236.1)	(435.3)
Payments to acquire intangible assets		**(12.2)**	(20.4)	(71.7)
Receipts from sale of property, plant and equipment and investment property		**210.2**	17.2	111.2
Receipts from sale of intangible assets		**–**	–	0.4
Sale of available for sale financial assets		**0.4**	–	3.6
Dividends received from joint ventures and associates		**0.8**	–	4.9
Net cash used in investing activities		**(55.1)**	(393.6)	(550.1)
Cash flows from financing activities				
Interest paid		**(27.2)**	(4.5)	(39.3)
Interest element of finance lease rental payments		**(2.6)**	(3.0)	(6.6)
Interest received		**6.6**	9.7	10.9
Proceeds from issue of share capital		**4.9**	3.3	9.7
Capital injections from minority interests		**–**	–	1.7
Receipts from the sale of own shares		**2.5**	3.0	2.6
Issue of Medium Term Notes		**–**	20.6	373.5
Issue of other fixed term debt		**252.4**	–	–
(Decrease)/increase in other loans		**(49.6)**	213.2	150.5
Capital element of finance lease rental payments		**(4.2)**	(5.6)	(7.8)
Increase in available for sale financial assets		**(10.1)**	–	–
Dividends paid to Group shareholders	5	**(158.5)**	(157.9)	(247.4)
Dividends paid to minority interests		**(0.8)**	–	–
Net cash generated in financing activities		**13.4**	78.8	247.8
Net increase in cash and cash equivalents		**385.7**	24.2	1.8
Cash and cash equivalents at beginning of period		**113.7**	105.9	105.9
Currency translation differences		**2.6**	1.7	6.0
Cash and cash equivalents at end of period		**502.0**	131.8	113.7

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet.

Notes to the interim financial report (unaudited)

For the half year ended 29 July 2006

General information

a) Basis of preparation

These unaudited consolidated financial statements for the six months ended 29 July 2006 have been prepared in accordance with the listing rules of the Financial Services Authority. Accounting policies have been consistently applied in the interim financial report on the basis set out in the Group's financial statements for the year ended 28 January 2006 on pages 50 to 54. As a result, the comparatives at 30 July 2005 have been restated for both the clarification of IAS 21 and with regard to leases that contain predetermined, fixed minimum rental increases, as described below.

The clarification of IAS 21 issued in December 2005 requires exchange differences arising on a monetary item which forms part of a reporting entity's net investment in a foreign operation to be recognised initially in a separate component of equity in the consolidated financial statements. This requirement applies irrespective of whether the monetary item results from a transaction with the parent or with any of its subsidiaries. As a result of this clarification, gains and losses on intercompany balances previously recognised in the income statement within net finance costs are no longer recognised in the income statement but rather directly in reserves which offset the equal and opposite amount in reserve movements on consolidation. The impact of this change is an increase in profit before tax of £5.4 million for the half year ended 30 July 2005 and a change in net assets of £nil at 30 July 2005.

With regard to leases that contain predetermined, fixed minimum rental increases, the International Financial Reporting Interpretations Committee (IFRIC) clarified in the second half of the last financial year that it is necessary to account for these leases on a straight-line basis over the life of the lease. Formerly, the Group accounted for these property lease rentals such that the increases were charged to the income statement in the period in which they arose. The impact of this change is a reduction in profit before tax of £1.0 million for the half year ended 30 July 2005 and a reduction in net assets of £5.0 million at 30 July 2005.

In accordance with IFRS 3, adjustments have been made to the carrying value of goodwill at 30 July 2005 to reflect the finalisation of the provisional fair values relating to the acquisition of the OBI China business in the first half of the last financial year. Further information is provided in note 10.

b) Full year comparatives

The half year results are unaudited and were approved by the Board of Directors on 13 September 2006. The results for the year ended 28 January 2006 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 240 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

c) Use of adjusted measures

Kingfisher believes that retail profit*, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Kingfisher for internal performance analysis and incentive compensation arrangements for employees. The terms 'retail profit', 'exceptional item' and 'adjusted' are not defined terms under IFRS and may therefore not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. The separate reporting of non-recurring exceptional items, which are presented as exceptional within their relevant consolidated income statement category, helps provide a better indication of the Group's underlying business performance. The principal items that will be included as exceptional items are non-trading items included in operating profit such as:

- profits and losses on the disposal of subsidiaries, associates and investments which do not form part of the Group's trading activities;
- gains and losses on the disposal of properties; and
- the costs of significant restructuring and incremental acquisition integration costs.

** Retail profit is defined as operating profit before central costs (the costs of the Corporate Centre), exceptional items, acquisition intangibles amortisation and the share of joint venture and associate interest and tax.*

2 Segmental analysis

The Group's primary reporting segments are geographic, with the Group operating in four main geographical areas, being the UK, France, Rest of Europe and Asia.

The 'Rest of Europe' segment consists of B&Q Ireland, Castorama Poland, Castorama Italy, Castorama Russia, Brico Dépôt Spain, Koçtaş and Hornbach. Poland has been shown separately as it meets the reportable segment criteria as prescribed by IAS 14. The 'Asia' segment consists of B&Q China, B&Q South Korea and B&Q Taiwan.

The segment results for the half year ended 29 July 2006 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	2,169.7	1,497.0	230.7	242.7	209.0	**4,349.1**
Segment result before joint ventures and associates	133.4	95.3	26.2	16.2	(9.7)	**261.4**
Share of post tax results of joint ventures and associates	–	0.3	–	3.4	2.1	**5.8**
Total segment result	133.4	95.6	26.2	19.6	(7.6)	**267.2**
Unallocated central costs						**(17.8)**
Operating profit						**249.4**
Net finance costs						**(26.3)**
Profit before taxation						**223.1**
Income tax expense						**(56.0)**
Profit for the period						**167.1**

The segment results for the half year ended 30 July 2005 (restated) are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	2,224.9	1,381.7	180.6	180.9	111.3	4,079.4
Segment result before joint ventures and associates	150.5	101.9	20.1	12.3	(5.0)	279.8
Share of post tax results of joint ventures and associates	–	0.7	–	2.0	2.6	5.3
Total segment result	150.5	102.6	20.1	14.3	(2.4)	285.1
Unallocated central costs						(16.0)
Operating profit						269.1
Net finance costs						(13.9)
Profit before taxation						255.2
Income tax expense						(86.5)
Profit for the period						168.7

Segmental analysis continued

The segment results for the year ended 28 January 2006 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	4,172.0	2,724.9	417.0	378.2	318.0	8,010.1
Segment result before joint ventures and associates	10.9	228.9	52.5	20.3	(20.4)	292.2
Share of post tax results of joint ventures and associates	–	0.3	–	5.5	5.6	11.4
Total segment result	10.9	229.2	52.5	25.8	(14.8)	303.6
Unallocated central costs						(34.1)
Operating profit						269.5
Net finance costs						(37.7)
Profit before taxation						231.8
Income tax expense						(92.8)
Profit for the year						139.0

The Group's revenues, although not highly seasonal in nature, do increase over the Easter period and during the summer months leading to slightly higher revenues being recognised in the first half of the year.

3 Exceptional items

The following one-off items, as defined in note 1c), have been charged in arriving at profit before interest and taxation:

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005	Year ended 28 January 2006
Included within cost of sales, selling and distribution and administrative expenses:			
B&Q UK – reorganisation costs	**–**	–	(205.3)
OBI China – integration costs	**–**	–	(10.0)
	–	–	(215.3)
Included within other income:			
Profit on disposal of properties	**41.6**	1.9	15.3
Profit on disposal of available for sale financial assets	**0.4**	–	3.6
	42.0	1.9	18.9
Included within other expenses:			
B&Q UK – financial services termination fee	**–**	–	(19.0)
	–	–	(19.0)
Total exceptional items	**42.0**	1.9	(215.4)

A majority of the profit on disposal of properties in the current period arose in connection with the sale and leaseback of seven UK warehouse stores to The British Land Company through the disposal of a subsidiary company.

The Group also received further consideration of £0.4 million in the current period relating to the disposal of its investment in improveline.com in the prior year.

Notes to the interim financial report continued

For the half year ended 29 July 2006

4 Finance costs

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Bank and other interest payable	**37.7**	21.8	52.7
Less amounts capitalised	**(0.7)**	(1.6)	(3.3)
Net interest charge on defined benefit schemes	**–**	3.0	3.8
Financing fair value remeasurements	**(2.7)**	(0.8)	(1.6)
Unwinding of discount on provisions	**2.6**	–	–
Total finance costs	**36.9**	22.4	51.6
Bank and other interest receivable	**(7.8)**	(8.5)	(13.9)
Net interest return on defined benefit schemes	**(2.8)**	–	–
Total finance income	**(10.6)**	(8.5)	(13.9)
Net finance costs	**26.3**	13.9	37.7

5 Dividends

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005	Year ended 28 January 2006
Amounts recognised as distributions to equity holders in the period:			
Interim dividend for the year ended 28 January 2006 of 3.85p per share	**–**	–	89.5
Final dividend for the year ended 28 January 2006 of 6.8p (2005: 6.8p) per share	**158.5**	159.7	159.7
Dividend paid to Employee Share Ownership Plan Trust (ESOP) shares	**–**	(1.8)	(1.8)
	158.5	157.9	247.4
Proposed interim dividend for the half year to 29 July 2006 of 3.85p per share	**90.8**		

In accordance with IAS 10 'Events after the Balance Sheet Date', the interim dividend which has been approved by the Board is not included as a liability. Further details on the interim dividend can be found in note 13.

6 Income tax expense

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Current tax:			
UK Corporation tax	**16.9**	22.5	(9.0)
Foreign tax	**42.8**	37.5	87.1
	59.7	60.0	78.1
Deferred tax	**(3.7)**	26.5	14.7
Total income tax expense	**56.0**	86.5	92.8

The effective tax rate, before the impact of exceptional items and prior year adjustments, for the interim period is 34.5% (2005: 34.1%) representing the best estimate of the effective rate for the full financial year. The effective tax rate for the year ended 28 January 2006 was 34.4%.

Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the period.

The weighted average number of shares in issue during the period was 2,331.8 million (2005: 2,324.2 million) and the diluted weighted average number of shares in issue during the period was 2,338.9 million (2005: 2,334.5 million). For the year ended 28 January 2006, the weighted average number of shares in issue was 2,324.7 million and the diluted average number of shares in issue was 2,334.9 million.

Supplementary earnings per share figures are presented. These exclude the effects of exceptional items (disclosed in note 3), financing fair value remeasurements and amortisation of acquisition intangibles, to allow comparison of underlying trading performance on a consistent basis.

The calculation of basic and diluted earnings per share is based on the profit on ordinary activities, after taxation and minority interests of £168.5 million (2005: £168.5 million). For the year ended 28 January 2006, the profit on ordinary activities after taxation and minority interests was £139.5 million.

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Basic earnings per share	**7.2**	7.2	6.0
Effect of non-recurring costs:			
Exceptional items	**(1.8)**	(0.1)	9.3
Tax impact arising on exceptional items	**(0.2)**	–	(1.7)
Financing fair value remeasurements	**(0.1)**	–	(0.1)
Reversal of prior year exceptional charge	**–**	–	(1.2)
Basic – adjusted earnings per share	**5.1**	7.1	12.3
Diluted earnings per share	**7.2**	7.2	6.0
Effect of non-recurring costs:			
Exceptional items	**(1.8)**	(0.1)	9.2
Tax impact arising on exceptional items	**(0.2)**	–	(1.7)
Financing fair value remeasurements	**(0.1)**	–	(0.1)
Reversal of prior year exceptional charge	**–**	–	(1.2)
Diluted – adjusted earnings per share	**5.1**	7.1	12.2

8 Net cash flows from operating activities

Reconciliation of operating profit to net cash flows from operating activities:

£ millions	Half year ended 29 July 2006	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Group operating profit	**249.4**	269.1	269.5
Adjustments for:			
Depreciation and amortisation	**95.3**	86.5	181.8
Impairment losses	**–**	–	47.6
Share-based compensation charge	**5.5**	3.9	14.1
Share of post tax results of joint ventures and associates	**(5.8)**	(5.3)	(11.4)
(Profit)/loss on disposal of property, plant and equipment	**(37.6)**	(0.4)	22.5
Loss on disposal of intangible assets	**–**	–	2.0
Profit on disposal of available for sale financial assets	**(0.4)**	–	(3.6)
Operating cash flows before movements in working capital	**306.4**	353.8	522.5
Movements in working capital (excluding the effects of acquisitions and disposals of subsidiaries and exchange differences on consolidation):			
Increase in inventories	**(123.1)**	(90.2)	(33.3)
Decrease/(increase) in trade and other receivables	**3.7**	21.9	(97.3)
Increase in trade and other payables	**331.4**	160.4	27.3
(Decrease)/increase in post employment benefits	**(17.4)**	0.9	(135.2)
(Decrease)/increase in provisions	**(14.7)**	(6.8)	140.2
	179.9	86.2	(98.3)
Cash generated by operations	**486.3**	440.0	424.2
Income taxes paid	**(58.9)**	(100.3)	(120.1)
Net cash flows from operating activities	**427.4**	339.7	304.1

Reconciliation of net debt

Net debt incorporates the Group's borrowings (together with related fair value movements of derivatives on the debt), bank overdrafts and obligations under finance leases, less cash and cash equivalents, as detailed below.

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Cash and cash equivalents	**576.3**	163.6	234.1
Current available for sale financial assets	**10.2**	–	–
Bank overdrafts	**(74.3)**	(31.8)	(120.4)
Bank loans	**(233.3)**	(392.4)	(286.3)
Medium Term Notes and other fixed term debt	**(1,350.7)**	(761.1)	(1,123.7)
Interest rate derivatives (excluding accrued interest)	**(10.1)**	47.3	13.0
Finance leases	**(71.8)**	(74.6)	(71.9)
Net debt at end of period	**(1,153.7)**	(1,049.0)	(1,355.2)

A reconciliation of the movement in net debt from the start to the end of the period is detailed below.

£ millions	**Half year ended 29 July 2006**	Half year ended 30 July 2005 (restated)	Year ended 28 January 2006
Net debt at start of period	**(1,355.2)**	(841.1)	(841.1)
Net increase in cash and cash equivalents	**385.7**	24.2	1.8
Increase in available for sale financial assets	**10.1**	–	–
Amortisation of underwriting and issue costs of new debt	**(0.4)**	(0.3)	(0.5)
Increase in debt and lease financing	**(198.2)**	(228.2)	(516.2)
Currency translation differences and fair value adjustments on financial instruments	**4.3**	(3.6)	0.8
Net debt at end of period	**(1,153.7)**	(1,049.0)	(1,355.2)

During the period, the Group issued US$466.5 million (£252.4 million) of fixed term debt through the US Private Placement market. The debt was issued in three tranches, with maturities of 7, 10 and 12 years, and the proceeds were swapped to sterling at floating interest rates.

10 Acquisitions

During the prior year the Group acquired OBI AG's Chinese home improvement operations. Goodwill of approximately £76 million was recognised at 30 July 2005 based on provisional fair values and the purchase price being subject to the finalisation of a completion accounts process. The purchase price and provisional fair values were finalised during the second half of last financial year. In accordance with IFRS 3, these adjustments have been applied retrospectively resulting in a £1.8 million reduction in goodwill at 30 July 2005.

11 Reserves

The movements in the Group's consolidated reserves in the period to 29 July 2006 and the comparative period are summarised as follows:

£ millions	Hedging reserve	Translation reserve	Non-distributable reserves	Retained earnings	Total
Balance at 29 January 2006	**1.2**	**92.1**	**159.0**	**1,608.7**	**1,861.0**
Actuarial gains on post employment benefits	–	–	–	62.3	**62.3**
Treasury shares disposed	–	–	–	(2.5)	**(2.5)**
Share-based compensation charge	–	–	–	5.5	**5.5**
Share-based compensation – shares awarded	–	–	–	(0.8)	**(0.8)**
Currency translation differences	–	(15.0)	–	–	**(15.0)**
Gains and losses deferred in equity	(4.8)	–	–	–	**(4.8)**
Transferred to income statement in the period	(0.5)	–	–	–	**(0.5)**
Transferred to initial carrying amount of asset	(0.6)	–	–	–	**(0.6)**
Tax on items taken from/transferred to equity	1.8	–	–	(18.8)	**(17.0)**
Net gains and losses recognised directly in equity	(4.1)	(15.0)	–	45.7	**26.6**
Profit for the period	–	–	–	168.5	**168.5**
Total recognised income and expense for the period	**(4.1)**	**(15.0)**	**–**	**214.2**	**195.1**
Dividends	–	–	–	(158.5)	**(158.5)**
At 29 July 2006	**(2.9)**	**77.1**	**159.0**	**1,664.4**	**1,897.6**
Balance at 29 January 2005	**–**	**56.1**	**159.0**	**1,734.6**	**1,949.7**
First time adoption adjustment in respect of IAS 39	(4.4)	0.7	–	1.5	(2.2)
Restated balance at 30 January 2005	**(4.4)**	**56.8**	**159.0**	**1,736.1**	**1,947.5**
Actuarial gains on post employment benefits	–	–	–	7.3	7.3
Treasury shares disposed	–	–	–	(2.2)	(2.2)
Share-based compensation charge	–	–	–	3.9	3.9
Currency translation differences	–	5.2	–	–	5.2
Gains and losses deferred in equity	7.6	–	–	–	7.6
Transferred to income statement in the period	2.0	–	–	–	2.0
Transferred to initial carrying amount of asset	1.3	–	–	–	1.3
Tax on items taken from/transferred to equity	(3.3)	1.2	–	(2.1)	(4.2)
Net gains and losses recognised directly in equity	7.6	6.4	–	6.9	20.9
Profit for the period	–	–	–	168.5	168.5
Total recognised income and expense for the period	**7.6**	**6.4**	**–**	**175.4**	**189.4**
Dividends	–	–	–	(157.9)	(157.9)
At 30 July 2005	**3.2**	**63.2**	**159.0**	**1,753.6**	**1,979.0**

Contingent liabilities

Kingfisher plc has an obligation to provide a bank guarantee for £50.0 million to the liquidators of Kingfisher International France Limited in the event that Kingfisher plc's credit rating falls below 'BBB'. The obligation arises from an indemnity provided in June 2003 as a result of the demerger of Kesa Electricals.

In addition, the Group has arranged for certain bank guarantees to be provided to third parties in the ordinary course of business.

Shareholder information

Copies of the results will be sent to shareholders on 10 October 2006 and additional copies will be available from Kingfisher plc, 3 Sheldon Square, Paddington, London W2 6PX.

The results can also be found online at www.kingfisher.com with other shareholder information.

Timetable of events

20 September 2006	Ex-dividend date for interim dividend
22 September 2006	Record date for interim dividend
26 October 2006	Final date for receipt of Drip Mandate Forms by Registrars
10 November 2006	Date for payment of interim cash dividend
17 November 2006	Trade settlement date for the interim Drip dividend

If shareholders wish to elect for the Dividend Reinvestment Plan (Drip) for the forthcoming interim dividend, and have not already done so, a letter or Drip Mandate Form must be received by Kingfisher's Registrars, Computershare Investor Services PLC, by 26 October 2006.

Copies of the Terms and Conditions of the Drip can be obtained from Kingfisher's Registrars at the address below, by calling 0870 702 0129 or online at www.kingfisher.com.

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

Independent review report to Kingfisher plc

Introduction
We have been instructed by the Company to review the financial information for the half year ended 29 July 2006 which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis of preparation set out in Note 1.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for, and only, for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the half year ended 29 July 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
13 September 2006

Internet and telephone share dealing service

Kingfisher offers low cost internet and telephone share dealing facilities in conjunction with the Company's registrar, Computershare Investor Services PLC.

Internet dealing:

- Commission is just 0.5%, subject to a minimum charge of £15. Stamp duty at 0.5% is payable on purchases
- Up to 90 day limit orders available on shares
- Service is available to place orders out of market hours
- Simply log onto www.computershare-dealing.co.uk

Telephone dealing:

- Commission is just 1%, subject to a minimum charge of £15. Stamp duty at 0.5% is payable on purchases
- The share price at which you deal will be confirmed to you whilst you are still on the telephone
- Service is available from 8am to 4.30pm Monday to Friday excluding bank holidays
- Call 0870 703 0084

No forms will need to be completed in advance. The settlement period is 10 business days after your trade has been dealt in the market for both internet and telephone share dealing. Copies of the terms and conditions of both of these services can be obtained by calling 0870 702 0129.

Stocktrade

Kingfisher has obtained the details of a low cost share dealing service run by Stocktrade, part of Brewin Dolphin Securities Ltd. This service is available to both shareholders and employees of Kingfisher and enables them to buy or sell Kingfisher shares by phone or by post. Commission is charged at 0.5% on amounts to £10,000 and 0.2% on any balance over £10,000, subject to a minimum of £15 per transaction. Commission charges are the same for either telephone or postal share dealing services.

Simply quote the reference number: Low Co0158

Telephone: 0845 601 0995

Write to: Stocktrade, PO Box 1076, 10 George Street, Edinburgh EH2 2PZ

www.stocktrade.co.uk

ShareGift service

Kingfisher plc is offering an ongoing ShareGift service for those shareholders holding 50 or less shares, who find it uneconomical to sell their shares at commercial dealing rates. This is a free service enabling these shareholders to donate a number of shares to charity, if they so wish, and gain the benefit of tax relief on their donation.

The shares will be transferred to The Orr Mackintosh Foundation, a registered charity operating the ShareGift scheme, which collects together small numbers of shares until there are enough to sell. The proceeds from selling the shares go to a wide range of UK charities. Donors are welcome to suggest a charity or area of charitable work for consideration by the trustees. Kingfisher has nominated the following additional charities: Motivation and Juvenile Diabetes Research Foundation.

For further information about ShareGift, please contact the charity on 020 7337 0501 or visit www.sharegift.org.

BUILDING on strong leadership positions in the UK and France

EXPANDING proven, established growth businesses

INVESTING in development opportunities in new markets

CAPITALISING on buying scale and international diversity

Strategic alliance. Kingfisher has a 21% stake in Hornbach, Germany's leading DIY warehouse retailer.

Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX
+44 (0)20 7372 8008

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
www.fsc.org Cert no. SGS-COC-1732
© 1996 Forest Stewardship Council

Designed by Tor Pettersen & Partners 020 7432 6100.
Printed in England by St Ives Westerham Press.
9lives 80 is produced with 80% recovered fibre comprising 10% packaging waste, 10% best white waste, 60% de-inked waste fibre and 20% virgin TCF fibre sourced from sustainable forests.

LEADING BRANDS STRONG MARKETS

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 680 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

Contents

Sales by region



UK
49.9%
France
34.4%
Rest of Europe
and Asia
15.7%

Kingfisher plc
File Reference 82-368

KINGFISHER

Interim report 2006/07

STRONGER TOGETHER...

Colours, Kingfisher's exclusive paint brand, is now sold in six countries in Europe and Asia.


KOC TAŞ
COLORS
SENTETİK ASTAR
百丽彩 colours
强效抗污
Super Anti-stain
colours
colours
Une collection coordonnable
castorama
colours

REG-Kingfisher PLC Interim Report 2006/07

Released: 18/10/2006

RNS Number:6678K
Kingfisher PLC
18 October 2006

Kingfisher plc

Doc Re Interim Report 2006/07 for the half year ended 29 July 2006.

The above document has been posted to shareholders on 10 October 2006 and is available to view on the Company's website at www.kingfisher.com.

Further copies of the document can be obtained from the Company Secretary, Kingfisher plc, 3 Sheldon Square, Paddington, London, W2 6PX.

Tel. no (020) 7372 8008

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. no (020) 7066 1000

END
DOCBSBDGUSBGGLI

REG-Kingfisher PLC Analyst Presentation

Released: 20/10/2006

RNS Number:7791K
Kingfisher PLC
20 October 2006

20th October 2006 11.30am (UK time)

Kingfisher plc

International Analyst and Investor Presentation

Kingfisher will today make a presentation to analysts and investors covering its international businesses outside the UK. Senior management from the international businesses will be available for questions.

All presentations and related materials will be available through the Kingfisher website http://www.kingfisher.com/investors following the event.

Kingfisher will not be giving any update on current trading today, having recently announced its interim results for the six months to 29th July 2006 on 14th September. The next trading update is on 30th November covering Kingfisher's third quarter to 28th October 2006.

Enquiries to:

Ian Harding, Group Communications Director 020 7644 1029

Sarah Gerrand, Head of Investor Relations 020 7644 1032

END
MSCIIFSTISLIFIR

REG-Kingfisher PLC Director/PDMR Shareholding

Released: 24/10/2006

RNS Number:9642K
Kingfisher PLC
24 October 2006

KINGFISHER PLC

DIRECTORS' INTERESTS

Kingfisher plc ("the Company") today announces that the second awards under the Performance Share Plan approved at the Company's Annual General Meeting held on 24 May 2006 have been granted (as nil cost options). In accordance with the Performance Share Plan rules, the awards were granted on 24 October 2006 using the mid-market closing price of £2.555 on 23 October 2006.

The awards are as follows:

	Shares
Gerry Murphy	223,091
Duncan Tatton-Brown	107,632
Ian Cheshire	107,632

The Company was notified by the directors on 24 October 2006.

Including the above award, the total interest in options of the Company of each director named above, assuming all multipliers vest, is as follows:

	Shares
Gerry Murphy	2,785,801
Duncan Tatton-Brown	466,248
Ian Cheshire	1,127,025

24 October 2006

Helen Jones, Company Secretary

or Julie Wilson, Assistant Company Secretary

END
RDSMIBATMMMTBFF

REG-Kingfisher PLC Directorate Change

Released: 25/10/2006

RNS Number:0010L
Kingfisher PLC
25 October 2006

Kingfisher today announces (25th October 2006) that Mrs. Janis Kong, OBE, is to become a Non-Executive Director of the Company. Mrs. Kong will formally join the Board on 8th December 2006.

Mrs. Kong, 55, was, until her retirement in March 2006, a director of BAA plc and Chairman of Heathrow Airport Ltd for five years as well as Chairman of Heathrow Express. Prior to that she was Managing Director of Gatwick Airport and has held a number of operational roles within BAA during her 33 year career with the company. She is currently a Non-Executive Director of The Royal Bank of Scotland Group Plc, Portmeirion Group PLC and VisitBritain, as well as being a trustee of Forum for the Future.

Janis holds a psychology degree from Edinburgh University and has completed an advanced management programme at Harvard Business School.

She has an interest in 13,000 shares in Kingfisher and there is no other information required to be disclosed under 9.6.13R of the Listing Rules.

Peter Jackson, Kingfisher's Chairman, said: "We are delighted that Janis is joining the Board at this time. I know we will benefit from her considerable experience, particularly in customer service, as we support the development of Kingfisher's retail businesses around the world.

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Sarah Gerrand, Head of Investor Relations	020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 680 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Depot and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

END

BOAAKPKQFBDKQKB

REG-Kingfisher PLC Directorate Change

Released: 25/10/2006

RNS Number:0012L
Kingfisher PLC
25 October 2006

Kingfisher today announces (25th October 2006) that Mrs. Margaret Salmon, who has been a Non-Executive Director of Kingfisher for nine years, is retiring from the Board on 8th December 2006.

Peter Jackson, Kingfisher's Chairman, said: "During her nine years of service Margaret helped steer Kingfisher through significant change. We will miss her contribution, dedication and humour."

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Sarah Gerrand, Head of Investor Relations	020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 680 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Depot and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

END

BOAAKPKQFBDKAKB

REG-Kingfisher PLC Director/PDMR Shareholding

Released: 27/10/2006

RNS Number:1387L
Kingfisher PLC
27 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

KINGFISHER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH (i) and (ii)

3. Name of person discharging managerial responsibilities/director

IAN CHESHIRE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person

referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON IN 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

15 5/7 PENCE ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

IAN CHESHIRE

8 State the nature of the transaction

GRANT OF SHARESAVE OPTIONS

9. Number of shares, debentures or financial instruments relating to shares acquired

4,805

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

OPTION PRICE OF 196.67 PENCE

14. Date and place of transaction

26 OCTOBER 2006 IN LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,131,830

0.048%

16. Date issuer informed of transaction

26 OCTOBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

26 OCTOBER 2006

18. Period during which or date on which it can be exercised

BETWEEN 1 DECEMBER 2009 AND 31 MAY 2010

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

15 5/7 PENCE ORDINARY SHARES

4,805 SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

196.67 PENCE

22. Total number of shares or debentures over which options held following notification

1,131,830 SHARES

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIE WILSON, ASSISTANT COMPANY SECRETARY

020 7644 1043

Name and signature of duly authorised officer of issuer responsible for making notification

JULIE WILSON

Date of notification

27 OCTOBER 2006

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSMRBLTMMBTMFF

REG-Kingfisher PLC Director/PDMR Shareholding

Released: 21/11/2006

RNS Number:4543M
Kingfisher PLC
21 November 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

KINGFISHER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

GERRY MURPHY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

15 5/7 PENCE ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

SBS NOMINEES LIMITED

8 State the nature of the transaction

DIVIDEND REINVESTMENT PLAN ALLOTMENT

9. Number of shares, debentures or financial instruments relating to shares acquired

2,184

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

273.4 PENCE

14. Date and place of transaction

10 NOVEMBER 2006 IN LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

158,813

0.006%

16. Date issuer informed of transaction

21 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIE WILSON

020 7644 1043

Name and signature of duly authorised officer of issuer responsible for making notification

JULIE WILSON

Date of notification

21 NOVEMBER 2006

END
RDSBBBITMMATBTF

REG-Kingfisher PLC Director/PDMR Shareholding

Released: 22/11/2006

RNS Number:5533M
Kingfisher PLC
22 November 2006.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

KINGFISHER PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH (i) AND (ii)

3. Name of person discharging managerial responsibilities/director

DANIEL BERNARD

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

15 5/7 PENCE ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ROTHSCHILD & CIE

8 State the nature of the transaction

DIVIDEND REINVESTMENT PLAN ALLOTMENT

9. Number of shares, debentures or financial instruments relating to shares acquired

139

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

<0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

273.4 PENCE

14. Date and place of transaction

10 NOVEMBER 2006 IN LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,139

<0.001%

16. Date issuer informed of transaction

22 NOVEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

JULIE WILSON

020 7644 1043

Name and signature of duly authorised officer of issuer responsible for making notification

JULIE WILSON

Date of notification

22 NOVEMBER 2006

END
RDSBTBRTMMMTBBF

REG-Kingfisher PLC 3rd Quarter Trading Update

Released: 30/11/2006

RNS Number:9599M
Kingfisher PLC
30 November 2006

EMBARGOED UNTIL 0700 HOURS
Thursday 30 November 2006

Kingfisher plc
Q3 trading update for the 13 weeks ended 28 October 2006

Group Financial Summary

	Retail Sales (1) 2006/07 Â£m	Retail Sales (1) 2005/06 Â£m	% Total Change (Reported)	% LFL Change	Retail Profit 2006/07 Â£m	2005/
UK	1,049	1,024	2.4%	-	51	
France	798	736	8.5%	1.5%	77	
Rest of Europe (3)	281	220	27.4%	8.9%	41	
Asia (4)	116	88	31.8%	17.3%	4	
Total	2,244	2,068	8.5%	2.3%	173	

(1) Joint Venture (JV) and Associate sales are not consolidated.

(2) Retail profit is stated before central costs, exceptional items, acquisition intangibles amortisation and share of joint venture and associate interest and tax.

(3) Rest of Europe includes Castorama Poland, Castorama Italy, Brico Depot Spain, B&Q Ireland, Castorama Russia, Koctas JV in Turkey and Hornbach in Germany.

(4) Asia includes B&Q China, B&Q Home South Korea and B&Q Taiwan JV.

- Group total sales up 8.5%, retail profit up 10.5%;
- B&Q total sales up 0.2% (LFL down 1.1%) in weak UK market;
- B&Q new format Warehouse stores trading well, with eight more revamps currently underway and around 25 more expected next year;
- French businesses grew market share, total sales up 8.5% (LFL +1.5%);
- Rest of Europe continued to grow strongly;
- Asia returned to profit following integration of 2005 acquisition in China;
- Kingfisher's 700th store opened;
- Net debt at 28 October 2006 of Â£1,097 million (28 January 2006: Â£1,355 million).

Gerry Murphy, Group Chief Executive, said:

"Kingfisher delivered solid overall sales and retail profit growth in the third quarter with strong performances from our international businesses. In a UK home improvement market which continues to be weak and price sensitive, B&Q remains on course with its programme, announced last year, of improving its offer and updating its stores."

UK

For the 13 weeks ended 28 October 2006

	Retail Sales Â£m		% Total Change	% LFL Change	Retail Profit Â	
	2006/7	2005/6			2006/7	2005
UK(1)	1,049.2	1,024.5	2.4%	-	51.4	

(1) UK includes B&Q in the UK, Screwfix Direct and Trade Depot.

UK Retail Market - According to the British Retail Consortium, sales of non-food products in the UK grew by 4.7% in the third quarter (+1.9% LFL). However, the home improvement market continued to be weaker, declining slightly compared to last year*. Sales to the trade sector continued to fare better.

*Market data from GfK for the major store home improvement operators

B&Q total sales increased 0.2% to Â£954.6 million (-1.1% LFL). Sales were generally soft with heating impacted by unusually mild weather. Targeted promotional activity helped drive decorative and building categories. Gross margin rate improved slightly, benefiting from less clearance and general discount activity compared to last year, largely offset by a continuing programme of targeted promotions and last year's "EDLP" price reductions which did not fully annualise until late in the quarter.

Retail profit was Â£46.6 million (2005/06: Â£50.3 million). Cost savings across the business held overall cost growth to 2% in the quarter. Full year costs are still expected to increase by 5%, reflecting the costs of an additional week's trading (2006/07 is a 53 week reporting period), the current phase of eight Warehouse revamps and expected normalisation of staff bonus, all of which impact the fourth quarter.

Development programme update

Progress continued with the action programme launched last year. 'Service Squads' are now in operation in 240 stores and the enhanced service model, being trialled in six stores at the half year, will be extended to 30 stores by the year end.

Major range reviews continued, including flooring, radiators, heating and Xmas categories. The "Energy Efficiency Made Easy at B&Q" campaign started in October showcasing new wind turbines, solar panels, lightweight loft insulation and plug-in energy trackers to help customers reduce household carbon emissions.

Results from the three new format Warehouse stores (Wednesbury, Gillingham and Cribbs Causeway) continue to be encouraging. A further eight revamps are now well under way and B&Q is planning around 25 next year, of which the next phase of eight will start during the first quarter of 2007/08. As previously indicated, each revamp project is expected to require around Â£2.5 million capital expenditure, Â£0.5 million increased stock and an average net disruption and re-launch cost of around Â£1 million per project.

Four Supercentres were converted to the mini-Warehouse format and one Warehouse store was downsized. B&Q now has 115 Warehouse stores, 110 mini-Warehouses and 99 of the original Supercentres. One more mini-Warehouse conversion is planned in the fourth quarter.

UK TRADE

Screwfix Direct sales grew 27.2% to Â£91.4 million (+12.8% LFL), with customer numbers and average order values ahead of last year, supported by an expanded catalogue and promotional activity. New ranges of bathroom suites and fixings performed well. Retail profit increased 38.3% to Â£6.5 million, driven by strong sales growth and fulfilment efficiency gains. The Screwfix Trade Counter roll-out programme continues on track: 11 opened in the quarter taking the total to 30 with seven more planned for the fourth quarter. Trials of the new Trade Depot format continued with the opening of a new store in Swansea taking the total trading to four.

FRANCE

For the 13 weeks ended 28 October 2006

Retail sales Â£m	2006/07	2005/06	% Change (Reported)	% C (Const

France	798.3	735.6	8.5%	

Retail profit Â£m	2006/07	2005/06	% Change (Reported)	% C (Const
France	76.6	76.6	-	

2006/07 Â£1 =1.4642 euro 2005/06 Â£1 = 1.4639 euro

All percentage increases below are in constant currencies.

French Retail Market - Comparable French DIY store sales grew 2.5% in the three months to October*. Kingfisher continued to grow market share with comparable stores sales growth of 3.3% (+1.5% LFL), despite continuing competitive pressure and management focus on the major systems development at Brico Depot.

*Banque de France data including relocated and extended stores

Total sales grew 9.8% to Â£798.3 million with constant gross margin rate. Retail profit of Â£76.6 million was in line with last year after Â£1 million of additional systems development costs. As previously announced, three further Castorama stores will close during the fourth quarter in preparation for their transfer to Brico Depot in 2007/08, resulting in an increase in disruption costs in the fourth quarter year on year.

Castorama sales grew by 3.7% to Â£426.7 million (+0.8% LFL, +3.8% on a comparable store basis). New kitchen and decorative ranges performed well, although heating sales were affected by mild weather. Two more stores were relocated during the third quarter, completing the revitalisation programme for the year. Stores trading in the new format continue to outperform.

Brico Depot sales grew 17.7% to Â£371.6 million, reflecting growth in store numbers and the publication of an additional catalogue (+2.2% LFL following +9.4% LFL in 2005/06). Three new stores opened in the quarter, including the third transfer from Castorama, with no further openings planned for the fourth quarter. The implementation of the new information technology platform remains on track for completion in the second quarter of 2007/08.

REST OF EUROPE

Retail sales Â£m	2006/07	2005/06	% Change (Reported)	% Char (Constant
Rest of Europe(1) (2)	280.7	220.3	27.4%	26.8

Retail profit Â£m	2006/07	2005/06	% Change (Reported)	% Ch (Consta
Rest of Europe(1)	41.4	29.6	39.9%	40

(1) Rest of Europe includes Castorama Poland, Castorama Italy, Brico Depot in Spain, Koctas in Turkey, B&Q in Ireland, Castorama Russia and Hornbach in Germany.

(2) Joint Venture and Associate sales are not consolidated.

All percentage increases below are in constant currencies.

Rest of Europe sales increased 26.8% to Â£280.7 million with 16 more stores trading and continued LFL growth (+8.9% LFL). Castorama Poland delivered sales growth of 22.7% to Â£147.5 million (+12.4% LFL following +13.2% LFL in 2005/06). Castorama Italy sales increased 18.8% (4.5% LFL) to Â£84.5 million in a generally weak retail market.

Retail profit increased by 40.1% to Â£41.4 million, reflecting the strong sales growth and Â£4 million lower pre-opening costs compared with the same quarter last year. Underlying trading at Brico Depot Spain and Castorama Russia was strong resulting in Â£2 million lower development losses. Koctas Turkey, a 50% joint venture, performed well and the contribution from Hornbach (21% interest) in Germany grew 9.5%.

Whilst underlying trading in Poland remains strong, sales in the fourth quarter are expected to compare unfavourably with the exceptional fourth quarter

performance last year (2005/06: LFL +31.1%) which was supported by a non-repeating tax incentive to customers. In the fourth quarter, one new store is planned to open in Poland and two in Spain.

ASIA

Retail sales Â£m	2006/07	2005/06	% Change (Reported)	% Char (Constant
Asia(1)	115.6	87.7	31.8%	29.8

Retail profit Â£m	2006/07	2005/06	% Change (Reported)	% Ch (Consta
Asia(1)	3.6	(2.9)	n/a	

(1) Asia includes B&Q China, B&Q Home South Korea and B&Q Taiwan JV (sales not consolidated).

All percentage increases below are in constant currencies.

Asia sales increased 29.8% (+17.3% LFL) to Â£115.6 million. As expected, B&Q China returned to profit in the third quarter reflecting the completion of the OBI integration programme and normal seasonal trading patterns. B&Q Taiwan, a 50% joint venture, delivered a creditable performance in a market affected by weak consumer confidence and credit restrictions.

B&Q China sales growth of 30.9% was driven by new stores and LFL growth of +18.0%, boosted by the conversion of the OBI stores to the B&Q China format and new ranges. Three new stores opened, taking the total to 54 with a further four planned for the fourth quarter. In South Korea, B&Q Home opened its second store. Development losses were in line with the previous year.

Enquiries:

Ian Harding, Group Communications Director 020 7644 1029
Nigel Cope, Head of Communications 020 7644 1030

Sarah Gerrand, Head of Investor Relations 020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 700 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Depot and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

DATA BY COUNTRY as at 28 October 2006

	Store numbers	Selling space (000s sq.m.)
B&Q	324	2,312
UK Trade	34	17
Total UK	358	2,329
Castorama	101	985
Brico Depot	83	441
Total France	184	1,426
Castorama Poland	34	282
Castorama Italy	27	171
Other	27	158
Total Rest of Europe	88	611
B&Q China	54	521
B&Q Taiwan	21	97
Other	2	12
Total Asia	77	630
Total	707	4,996

NINE MONTHS - 39 weeks to 28 October 2006

	Retail Sales Â£m		% Total	% LFL	Retail Profit Â£m	
	2006/07	2005/06	Change (Reported)	Change	2006/07	2005/C
UK	3,218.9	3,249.4	(0.9)%	(2.8)%	141.9	202.
France	2,295.3	2,117.3	8.4%	1.4%	172.1	178.
Rest of Europe (1)(3)	754.1	581.8	29.6%	9.0%	93.5	67.
Asia (2)(3)	324.6	199.0	63.1%	13.6%	(3.0)	(4.4
Total	6,592.9	6,147.5	7.2%	0.4%	404.5	444.

(1) Rest of Europe includes Castorama Poland, Castorama Italy, Brico Depot in Spain, Koctas in Turkey, B&Q in Ireland, Castorama Russia and Hornbach in Germany.

(2) Asia includes B&Q China, B&Q Taiwan and B&Q Home in South Korea.

(3) Joint Venture and Associate sales are not consolidated.

END

TSTBLBPTMMATBMF

REG-Kingfisher PLC 4th Quarter Trading Update

Released: 22/02/2007

RNS Number:6685R
Kingfisher PLC
22 February 2007

EMBARGOED UNTIL 0700 HOURS

Thursday 22 February 2007

Kingfisher plc

Trading update for the fourth quarter ended 3 February 2007

Group Financial Summary

Retail Sales (1)	2006/07 £m	2005/06 £m	% Total Change (Reported)	% Change on a 13 (Constant Curr
UK	1,042.6	922.6	13.0%	
France	659.9	607.6	8.6%	
Rest of Europe (2)	248.4	213.4	16.4%	
Asia (3)	132.1	119.0	11.0%	
Total	2,083.0	1,862.6	11.8%	

(1) For the UK businesses, the fourth quarter reported total sales figures are for the 14 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.

(2) Rest of Europe includes sales for Castorama Poland, Castorama Italy, Brico Depot Spain, B&Q Ireland and Castorama Russia. Sales from Koctas JV in Turkey and Hornbach in Germany are not consolidated.

(3) Asia includes B&Q China and B&Q Home South Korea. B&Q Taiwan JV sales are not consolidated.

Q4 Highlights (all figures in constant currency)

- Group total sales up 8.8% (13 week basis), like for like sales (LFL) ahead 2.5%.

- B&Q UK total sales up 2.7% (13 week basis), up 1.3% LFL with gross margin rate recovering over three percentage points. Eleven new format stores trading well, next phase of eight revamps underway.

- Strong finish for Brico Depot (+8.5% LFL). Mild weather impacted sales at Castorama (flat LFL). Overall gross margins in France one percentage

point lower across the second half reflecting strong price pressure which is expected to continue in 2007/08.

- Good performance in Rest of Europe and Asia against strong comparatives.

Full Year

- Kingfisher expects to announce on 29 March 2007 full year adjusted profit before tax slightly ahead of current consensus of analyst expectations.
- Retail profit for B&Q UK is expected to benefit from improved trading and £6 million of one-off items in the fourth quarter. Retail profit in France is expected to be adversely impacted by seasonal weakness at Castorama and continuing price pressure affecting both businesses.
- Net debt is expected to be around £1.3 billion, below current market estimates.

Gerry Murphy, Group Chief Executive, said:

"Kingfisher delivered growth in the fourth quarter despite continuing tough conditions in our biggest markets. We have accelerated development activity at B&Q UK and Castorama France and the strong momentum of our international expansion in the Rest of Europe and Asia continues."

UK

Q4 Retail Sales £m	2006/07	2005/06	% Total Change (14 weeks)	% T Ch (13 we
UK	1,042.6	922.6	13.0%	

UK includes B&Q in the UK, Screwfix Direct and Trade Depot.

B&Q total reported sales were £942.2 million, up 2.7% on a 13 week basis (+1.3% LFL), reflecting less promotional activity in the quarter than the previous year. Building and energy efficiency products, kitchens and bathrooms benefited from new ranges and targeted promotions. The gross margin rate improved by over three percentage points, reflecting less stock clearance and general discount activity compared to last year.

Results from the three large new format stores opened in summer 2006 continue to be encouraging. The second phase of eight revamps was completed in the quarter taking the total number of new format stores trading to 11. The next phase of eight revamps is now underway and due for completion before Easter 2007.

Screwfix Direct total reported sales were £96.2 million, up 24.4% on a 13 week basis. LFL sales growth was slower (+1.8%) reflecting strong growth last year (2005/06: +37.1%) and slower trade sales in January. Screwfix's Trade Counter roll-out continues with eight openings during the quarter, taking the total to 38.

FRANCE

Q4 Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
France	659.9	607.6	8.6%	1

2006/07 £1 =1.4720 euro 2005/06 £1 = 1.4649 euro

All percentage increases below are in constant currencies.

Total sales grew 10.9% to £659.9 million with unusually mild weather benefiting some outdoor categories (e.g. building) but significantly reducing demand for heating products, particularly at Castorama, France's leading retailer of heating supplies. Continuing price pressure in the market compressed Kingfisher's overall French gross margin rate by one percentage point across the second half of the year compared with the same period last year. This price pressure is expected to continue in 2007/08.

Castorama sales grew by 2.7% to £350.3 million (flat LFL). Stores in the modern format (representing 36% of store space) continued to perform well although the performance of older format stores was weaker. Sales benefited from new decorative ranges and Castorama's range development progressed in the fourth quarter. In 2007/08 its store development programme will continue with six revamps scheduled for the first quarter. Three Castorama stores closed during the fourth quarter ahead of their conversion to Brico Depots in 2007/08.

Brico Depot sales grew 21.9% to £309.6 million (+8.5% LFL) with eight more stores compared with the same quarter last year, an additional catalogue and stronger promotional activity. The implementation of the new information technology platform remains on track for completion in the first half of 2007/08, and the second central distribution centre opened on schedule in southern France during January.

REST OF EUROPE

Q4 Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
Rest of Europe	248.4	213.4	16.4%	1

Rest of Europe includes sales for Castorama Poland, Castorama Italy, Brico Depot in Spain, B&Q in Ireland and Castorama Russia. Sales from Koctas JV in Turkey and Hornbach in Germany are not consolidated.

All percentage increases below are in constant currencies.

Rest of Europe sales increased 17.7% to £248.4 million, with 14 more stores trading compared with the same period last year and LFL growth of 2.6% against a very strong 2005/06 comparative in Poland.

Castorama Poland sales grew 9.6% to £129.6 million as milder weather extended the outdoor construction season. Underlying trading was strong but LFL sales were ahead only 0.4% compared to +31.1% in the last quarter of 2005/06, boosted by non-recurring tax incentives to customers in that year. One new store opened during the quarter. Castorama Italy sales increased 9.0% (+3.8% LFL) to £69.4 million in a generally weak Italian retail market.

Underlying trading at Brico Depot Spain and Castorama Russia continues to be strong with two new stores opening in Spain during the quarter.

ASIA

Q4 Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
Asia	132.1	119.0	11.0%	1

Asia includes B&Q China and B&Q Home South Korea. B&Q Taiwan JV sales are not consolidated.

All percentage increases below are in constant currencies.

Asia sales increased 16.2% (+5.8% LFL) to £132.1 million.

B&Q China sales grew by 14.9% (+5.9% LFL) with 10 more stores trading compared with the same quarter last year. Four new stores opened during the quarter, taking the total to 58.

For the year ended 3 February 2007

Retail Sales £m (1)	2006/07	2005/06	% Change (Reported)	% Cha (52 week bas Constant curre
UK	4,261.5	4,172.0	2.1%	
France	2,955.2	2,724.9	8.5%	
Rest of Europe (2)	1,002.5	795.2	26.1%	2
Asia (3)	456.7	318.0	43.6%	4
Total	8,675.9	8,010.1	8.3%	

(1) For the UK businesses, the fourth quarter reported total sales figures are for the 53 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.

(2) Rest of Europe includes sales for Castorama Poland, Castorama Italy, Brico Depot Spain, B&Q Ireland and Castorama Russia. Sales from Koctas JV in Turkey and Hornbach in Germany are not consolidated.

(3) Asia includes B&Q China and B&Q Home South Korea. B&Q Taiwan JV sales are not consolidated.

Enquiries:

Ian Harding, Group Communications Director 020 7644 1029

Nigel Cope, Head of Communications 020 7644 1030

Sarah Gerrand, Head of Investor Relations 020 7644 1032

Copies of this announcement can be downloaded from www.kingfisher.com or from: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 700 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Depot and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

END

FR TBMLTMMTTBFR

REG-Kingfisher PLC 4th Quarter Trading Update

Released: 22/02/2007

RNS Number:6685R
Kingfisher PLC
22 February 2007

EMBARGOED UNTIL 0700 HOURS

Thursday 22 February 2007

Kingfisher plc

Trading update for the fourth quarter ended 3 February 2007

Group Financial Summary

Retail Sales (1)	2006/07 £m	2005/06 £m	% Total Change (Reported)	% Change on a 13 (Constant Curr
UK	1,042.6	922.6	13.0%	
France	659.9	607.6	8.6%	
Rest of Europe (2)	248.4	213.4	16.4%	
Asia (3)	132.1	119.0	11.0%	
Total	2,083.0	1,862.6	11.8%	

(1) For the UK businesses, the fourth quarter reported total sales figures are for the 14 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.

(2) Rest of Europe includes sales for Castorama Poland, Castorama Italy, Brico Depot Spain, B&Q Ireland and Castorama Russia. Sales from Koctas JV in Turkey and Hornbach in Germany are not consolidated.

(3) Asia includes B&Q China and B&Q Home South Korea. B&Q Taiwan JV sales are not consolidated.

Q4 Highlights (all figures in constant currency)

- Group total sales up 8.8% (13 week basis), like for like sales (LFL) ahead 2.5%.

- B&Q UK total sales up 2.7% (13 week basis), up 1.3% LFL with gross margin rate recovering over three percentage points. Eleven new format stores trading well, next phase of eight revamps underway.

- Strong finish for Brico Depot (+8.5% LFL). Mild weather impacted sales at Castorama (flat LFL). Overall gross margins in France one percentage

point lower across the second half reflecting strong price pressure which is expected to continue in 2007/08.

- Good performance in Rest of Europe and Asia against strong comparatives.

Full Year

- Kingfisher expects to announce on 29 March 2007 full year adjusted profit before tax slightly ahead of current consensus of analyst expectations.

- Retail profit for B&Q UK is expected to benefit from improved trading and £6 million of one-off items in the fourth quarter. Retail profit in France is expected to be adversely impacted by seasonal weakness at Castorama and continuing price pressure affecting both businesses.

- Net debt is expected to be around £1.3 billion, below current market estimates.

Gerry Murphy, Group Chief Executive, said:

"Kingfisher delivered growth in the fourth quarter despite continuing tough conditions in our biggest markets. We have accelerated development activity at B&Q UK and Castorama France and the strong momentum of our international expansion in the Rest of Europe and Asia continues."

UK

Q4 Retail Sales £m	2006/07	2005/06	% Total Change (14 weeks)	% T Ch (13 we
UK	1,042.6	922.6	13.0%	

UK includes B&Q in the UK, Screwfix Direct and Trade Depot.

B&Q total reported sales were £942.2 million, up 2.7% on a 13 week basis (+1.3% LFL), reflecting less promotional activity in the quarter than the previous year. Building and energy efficiency products, kitchens and bathrooms benefited from new ranges and targeted promotions. The gross margin rate improved by over three percentage points, reflecting less stock clearance and general discount activity compared to last year.

Results from the three large new format stores opened in summer 2006 continue to be encouraging. The second phase of eight revamps was completed in the quarter taking the total number of new format stores trading to 11. The next phase of eight revamps is now underway and due for completion before Easter 2007.

Screwfix Direct total reported sales were £96.2 million, up 24.4% on a 13 week basis. LFL sales growth was slower (+1.8%) reflecting strong growth last year (2005/06: +37.1%) and slower trade sales in January. Screwfix's Trade Counter roll-out continues with eight openings during the quarter, taking the total to 38.

FRANCE

Q4 Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
France	659.9	607.6	8.6%	1

2006/07 £1 =1.4720 euro 2005/06 £1 = 1.4649 euro

All percentage increases below are in constant currencies.

Total sales grew 10.9% to £659.9 million with unusually mild weather benefiting some outdoor categories (e.g. building) but significantly reducing demand for heating products, particularly at Castorama, France's leading retailer of heating supplies. Continuing price pressure in the market compressed Kingfisher's overall French gross margin rate by one percentage point across the second half of the year compared with the same period last year. This price pressure is expected to continue in 2007/08.

Castorama sales grew by 2.7% to £350.3 million (flat LFL). Stores in the modern format (representing 36% of store space) continued to perform well although the performance of older format stores was weaker. Sales benefited from new decorative ranges and Castorama's range development progressed in the fourth quarter. In 2007/08 its store development programme will continue with six revamps scheduled for the first quarter. Three Castorama stores closed during the fourth quarter ahead of their conversion to Brico Depots in 2007/08.

Brico Depot sales grew 21.9% to £309.6 million (+8.5% LFL) with eight more stores compared with the same quarter last year, an additional catalogue and stronger promotional activity. The implementation of the new information technology platform remains on track for completion in the first half of 2007/08, and the second central distribution centre opened on schedule in southern France during January.

REST OF EUROPE

Q4 Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
Rest of Europe	248.4	213.4	16.4%	1

Rest of Europe includes sales for Castorama Poland, Castorama Italy, Brico Depot in Spain, B&Q in Ireland and Castorama Russia. Sales from Koctas JV in Turkey and Hornbach in Germany are not consolidated.

All percentage increases below are in constant currencies.

Rest of Europe sales increased 17.7% to £248.4 million, with 14 more stores trading compared with the same period last year and LFL growth of 2.6% against a very strong 2005/06 comparative in Poland.

Castorama Poland sales grew 9.6% to £129.6 million as milder weather extended the outdoor construction season. Underlying trading was strong but LFL sales were ahead only 0.4% compared to +31.1% in the last quarter of 2005/06, boosted by non-recurring tax incentives to customers in that year. One new store opened during the quarter. Castorama Italy sales increased 9.0% (+3.8% LFL) to £69.4 million in a generally weak Italian retail market.

Underlying trading at Brico Depot Spain and Castorama Russia continues to be strong with two new stores opening in Spain during the quarter.

ASIA

Q4 Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
Asia	132.1	119.0	11.0%	1

Asia includes B&Q China and B&Q Home South Korea. B&Q Taiwan JV sales are not consolidated.

All percentage increases below are in constant currencies.

Asia sales increased 16.2% (+5.8% LFL) to £132.1 million.

B&Q China sales grew by 14.9% (+5.9% LFL) with 10 more stores trading compared with the same quarter last year. Four new stores opened during the quarter, taking the total to 58.

For the year ended 3 February 2007

Retail Sales £m (1)	2006/07	2005/06	% Change (Reported)	% Cha (52 week bas Constant curre
UK	4,261.5	4,172.0	2.1%	
France	2,955.2	2,724.9	8.5%	
Rest of Europe (2)	1,002.5	795.2	26.1%	2
Asia (3)	456.7	318.0	43.6%	4
Total	8,675.9	8,010.1	8.3%	

(1) For the UK businesses, the fourth quarter reported total sales figures are for the 53 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.

(2) Rest of Europe includes sales for Castorama Poland, Castorama Italy, Brico Depot Spain, B&Q Ireland and Castorama Russia. Sales from Koctas JV in Turkey and Hornbach in Germany are not consolidated.

(3) Asia includes B&Q China and B&Q Home South Korea. B&Q Taiwan JV sales are not consolidated.

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Sarah Gerrand, Head of Investor Relations	020 7644 1032

Copies of this announcement can be downloaded from www.kingfisher.com or from: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 700 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Depot and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with over 120 stores in Germany and seven neighbouring countries.

END

FR TBMLTMMTTBFR

REG-Kingfisher PLC Final Results - Part 1

Released: 29/03/2007

RNS Number:9474T
Kingfisher PLC
29 March 2007

EMBARGOED UNTIL 0700 HOURS
Thursday 29 March 2007

Kingfisher plc
Preliminary results for the year ended 3 February 2007

Group Financial Summary

	2006/07 (1)	2005/06	Reported Change	Constan Currency C (52 week
Retail sales	£8,676m	£8,010m	+8.3%	+7.4%
Retail profit (2)	£503.7m	£533.1m	(5.5)%	(5.3)%
Adjusted pre-tax profit (3)	£396.6m	£445.7m	(11.0)%	
Adjusted post-tax profit (3)	£277.0m	£285.1m	(2.8)%	
Adjusted basic EPS (3)	11.9p	12.3p	(3.3)%	
Full year dividend	10.65p	10.65p	-	
Net debt	£1,293.8m	£1,355.2m	(4.5)%	

(1) For UK businesses, reported results are for the 53 weeks ended 3 February 2007. Outside the UK, results are reported on a calendar month basis.

(2) Retail profit is stated before central costs, exceptional items, amortisation of acquisition intangibles and share of joint venture and associate interest and tax.

(3) Adjusted measures are before exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles. A reconciliation to statutory amounts is set out in the Financial Review.

Financial highlights

- Retail sales up 7.4% on a 52 week basis, +0.9% LFL.
- Adjusted pre-tax profit down 11% but up 13% in the second half.
- Group tax rate 32% (2005/06: 34%).
- Net debt lower than last year following working capital improvements and £252 million of property disposals.
- Dividend maintained for the full year.
- Property market values up 9% in constant currencies to £3.2 billion.
- UK pension scheme deficit down to £28 million (2005/06: deficit £211 million).

Operating highlights

- The UK market stabilised during the year. B&Q delivered sales and profit growth in the second half with good progress in its development programme.
- In France, Kingfisher sales grew 9%, ahead of the market. Retail profit was lower reflecting accelerated development and continuing price pressure.
- Elsewhere in Europe and Asia, sales grew by 30% and retail profit by 37%.

Statutory reporting

	2006/07	2005/06
Pre-tax profit	£450.5m	£231.8m
Post-tax profit attributable to equity shareholders	£336.8m	£139.5m
Basic EPS	14.4p	6.0p

Gerry Murphy, Group Chief Executive, said:

"The UK home improvement market stabilised during the year and B&Q delivered sales and profit growth in the second half. B&Q's development programme is encouraging and the pace of activity is accelerating in 2007/08. I remain convinced that these initiatives will make B&Q more attractive to its customers and more valuable for shareholders.

"In France, Castorama made good progress in developing its stores and ranges and Brico Depot expanded further and strengthened its infrastructure. Elsewhere in Europe and Asia, our international expansion continued with 27 new stores in nine countries, including our first stores in Russia.

Outlook

"Whilst trading conditions for our biggest businesses continue to be challenging, the longer-term outlook remains positive for home improvement retailing. Kingfisher's leading market positions in the UK and France, and fast-developing positions elsewhere in Europe and Asia, provide a powerful platform from which to deliver sustainable long-term growth and returns for shareholders.

"Ahead of the key Easter trading period, early 2007/08 trading has been stronger in our major markets, supported by better weather."

REVIEW OF THE YEAR

The remainder of this release sets out Kingfisher's performance for the year in three main sections:

- Progress on key strategic priorities
- Operational Review
- Financial Review and preliminary Financial Statements. Included for the first time are Kingfisher's invested capital and returns by strategic priority.

Progress on key strategic priorities

1) Strengthening developed businesses

Includes B&Q UK and Castorama France, representing almost two thirds of Kingfisher's sales.

These established businesses are focused on strengthening their leadership positions by improving sales productivity of existing store space and cost efficiency. The majority of current investment in these businesses is in modernising existing stores and business infrastructure, with modest capacity expansion.

B&Q made progress on its four operational drivers - price competitiveness, customer service, new products and store environment. A key development in the year was the successful trial of a new large store format which will form the blueprint for revamping all of B&Q's 115 large stores. With new customer service initiatives and new ranges also performing well, management remains confident that an eventual 25% improvement in sales productivity from existing larger stores is achievable. By the end of the year, two new stores and nine revamped stores were trading in the new format. B&Q plans to convert all the remaining large stores to this format over the next four years with a further 25 conversions planned for 2007/08.

In France, Castorama continued its revitalisation programme with two new store openings and a further seven stores converted to its latest format. Six stores

not suitable for revamping were closed prior to conversion to Brico Depots. Castorama now trades from 98 stores and it will continue its programme of revamping or relocating its remaining 65 older stores over the coming years. Ranges continue to be updated including the recent launch of a wider selection of contemporary kitchens.

2) Expanding proven growth businesses

Includes Brico Depot France, Castorama Poland and Italy, B&Q China, Taiwan and Ireland and Screwfix Direct in the UK. In total they generate over one third of Kingfisher's sales.

These younger businesses already enjoy leading market positions and have reached a scale where they contribute strongly to Kingfisher's sales and profit growth and deliver good economic returns. Their main priority is to continue to expand quickly to capitalise on their market leadership. In total, these businesses generated cash after funding their cost of expansion in 2006/07.

To support continued expansion, £182 million, 40% of Kingfisher's total capital spend for the year, was invested in these businesses. Fifty-six net new stores were opened in the year, taking the total in this category to nearly 270, with a similar number planned to open in 2007/08.

In France, Brico Depot added 10 new stores taking the total to 81 and implemented a major new system upgrade to enhance the competitiveness and productivity of the business. In the UK, Screwfix Direct opened 31 of the successful new trade counter stores, taking the total to 38.

Elsewhere in Europe, Castorama Poland, which is aimed at the mainstream consumer, continued to grow strongly. The first trial Brico Depot store was opened in Warsaw to target the trade professional. Castorama Italy and B&Q Ireland also achieved strong growth.

In China, B&Q completed the integration of the OBI stores acquired during 2005 and returned to profitability for the year. In total, 58 stores are now trading, consolidating B&Q's position as the largest home improvement retailer in China. B&Q Taiwan, a 50% joint venture, now operates 21 stores across the country and is the clear market leader. A smaller store format has been successfully trialled which provides further opportunities for expansion in smaller towns.

3) Establishing new opportunities for the future

Includes Brico Depot Spain, Castorama Russia, Koctas Turkey and Trade Depot in the UK.

During the year, investment of £51 million (11% of Kingfisher's total capital spend) was made in these developing businesses. Twelve stores opened in the year taking the total trading to 29. Koctas is now profitable after expansion costs and Brico Depot Spain is also on track to overall profitability within the next 12-18 months. Trials continued into the second year at Trade Depot which opened two more stores to serve the UK professional market. In Russia, three stores opened during the year, marking Kingfisher's entry into this fast-developing market.

A further 12 stores are planned to open in 2007/08 in these development businesses.

4) Capitalising on buying scale and international diversity

During the year, Kingfisher continued to bring new products to market, develop its own-brands and extend direct sourcing from low-cost producers. Kingfisher continued to develop its network of overseas sourcing offices in Europe and Asia. Direct sourcing shipments totalled around US$700 million, an increase of over 20% on the previous year.

Kingfisher companies also continued to share ideas, management talent and best practice, as shown during the year in the development of the new B&Q large format store in the UK, the launch of Brico Depot in Poland and the entry of Castorama into Russia.

Operational Review - UK

Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (52 week ba
UK	4,261.5	4,172.0	2.1%	

Retail profit £m	2006/07	2005/06	% Change (Reported)
UK	182.6	219.4	(16.8)%

UK includes B&Q in the UK, Screwfix Direct and Trade Depot.

UK Market

The UK home improvement market* remained challenging in 2006/07, declining further during the first half, before stabilising over the summer and then starting to show signs of modest growth towards the end of the year. Across the full year the market declined around 0.5%, having fallen by 4% in the previous year. B&Q's market share was broadly stable.

*Market data from GfK for the major store home improvement operators

B&Q

B&Q's total reported sales were £3.9 billion, down 1.7% (52 weeks) and down 2.9% LFL. Total sales showed an improving trend as the year progressed, declining 4.4% in the first half but growing 1.3% in the second half (26 weeks).

Retail profit was £162.9 million (2005/6: £208.5 million), reflecting the lower sales and a flat gross margin rate compared with last year. Retail profit benefited from £6 million of one-off gains in the fourth quarter (£2 million government compensation for damage at a Northern Ireland store in 2005, and a net £4 million incentive payment on transfer of financial services business to a new provider).

Total costs grew 3% (52 weeks) with underlying cost inflation of 3%, net new space growth of 2% and the additional costs for the normalisation of staff bonus and store revamping offset by cost savings.

Development programme update

Progress continued with the programme launched last year to reduce B&Q's cost base and to develop the business for the future. Price competitiveness, improving customer service, introducing new product ranges and improving store environment were prioritised to ensure B&Q is the first and only store for a greater proportion of customers' home improvement spend.

Price competitiveness - B&Q maintained its long-term 'Every Day Low Pricing' strategy for everyday products and also introduced targeted promotions for less frequent purchases such as kitchens, bathrooms and associated products.

New product ranges performed well, including updated ranges of kitchens, bathrooms, tiles, wooden floors and heating. The award winning 'Energy Efficiency Made Easy at B&Q' campaign, aimed at helping customers reduce household carbon emissions, featured wind turbines and solar panels and the recent 'Water Efficiency Made Easy at B&Q' campaign includes underground water storage tanks, shower timers and water butts. Towards the end of the year new financial service products were launched including home, van and small business insurance.

In 2007/08 the programme of range change will accelerate and will include premium paints and more contemporary wall papers, curtains and blinds and the introduction of new consumer and trade credit products.

Customer service - Good progress was made on helping customers find products more quickly and making available more specialist trained staff to assist customers undertaking major projects. Service Squads (staff wholly dedicated to customer service, equipped with radio communications) were in operation in the top 240 stores and independent research confirms that customers' perception of service levels and satisfaction is at a recent high.

Trials deploying more staff in kitchen, bathroom, flooring and power tools, where customers need more assistance and advice, were encouraging with one of the original six pilot stores recently winning the Scottish Retail Excellence Award for customer service. This initiative has now been extended to 51 stores with more planned for 2007/08.

A B&Q branded 'Handyman' trial was launched in two London stores, helping customers with small home improvement jobs including fitting lights and hanging

doors. Results have been encouraging and the trial will be extended to a further 25 stores during the first quarter of 2007/08.

Store development - An existing large store at Wednesbury in the West Midlands was extensively revamped with more clearly defined shop-within-shop sections, room-set displays and more space allocated to kitchens, bathrooms, flooring and tiling areas. Early results from this trial, and from two new stores in the same format, were encouraging and a further eight revamps were completed in the fourth quarter.

As previously indicated, each revamp project is expected to require £2.5 million capital expenditure, £0.5 million increased stock and an average net disruption and re-launch revenue cost of £1 million per store in the year of revamping. The new format stores also deploy around 15% more staff hours to improve service to customers. Results from the original three trial stores have exceeded expectations. Sales are outperforming comparable older stores, driven primarily by higher average transaction values as customers spend more in the expanded kitchen, bathroom and associated project areas. B&Q continues to target an eventual 25% increase in large store sales densities from the combined benefits of extensive revamps, new product ranges and improved service levels.

At the same time a further 29 medium store revamps (formerly known as mini-Warehouse revamps) were completed, including 16 less extensive projects. One Supercentre was closed.

B&Q now has 115 large stores (11 in the latest format) and 209 medium stores (of which 117 have been modernised). Overall net space increased 2% during the year.

In 2007/08, 25 large store revamps are planned with eight currently underway. With 36 Supercentre revamps and relocations, two new medium stores and six large store downsizes also planned, B&Q expects to have 114 large stores (36 in the latest format) and 209 medium stores (of which 154 will have been modernised) by the end of 2007/08. Total space growth for 2007/08 is expected to be around 2%.

UK Trade

Screwfix Direct total reported sales were up 25.3% (52 weeks), supported by the roll out of trade counters, catalogue expansion and new ranges of bathroom suites and power tools. Retail profit increased over 60%, driven by strong sales growth and fulfilment efficiency gains.

The Screwfix trade counter programme, aimed at customers needing immediate availability, continued on track. An additional 31 outlets opened during the year taking the total to 38, with a similar number of openings planned for 2007/08. To support continued growth, a second distribution centre is due to open in Stafford during summer 2007/08.

The Trade Depot trial, which targets the general builder and specialist trade customer, continued with two more branches opening during the year taking the total to four. A further two new branches are planned for 2007/08.

Operational Review - FRANCE

Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
France	2,955.2	2,724.9	8.5%	

Retail profit £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
France	206.3	230.0	(10.3)%	(9

2006/07 £1 =1.4720 euro 2005/06 £1 = 1.4649 euro

All percentage movements below are in constant currencies.

In France, Kingfisher's total sales grew 9.0% (LFL + 2.0%). Twelve new stores were opened in the year and seven relocated, adding 5% new space. Banque de France data shows that growth in comparable DIY store sales* was around 3% for the full year, with Kingfisher's business outperforming the market by delivering comparable stores sales growth of 3.4%. However, the market became more price competitive as the year progressed, compressing Kingfisher's overall French gross margin by around 100 basis points in the second half. This pressure is expected to continue into 2007/08.

*Banque de France data including relocated and extended stores

Retail profit of £206.3 million was lower than last year with retail profit of both businesses declining by around 10%. This reflected gross margin compression and £14 million of development costs for the transfer to Brico Depot of six smaller Castorama stores and the implementation of a major new technology platform at Brico Depot. With a high level of freehold stores and strong cost control, Kingfisher's net cost inflation in France is running at around 2%.

CASTORAMA

Castorama grew total reported sales by 3.6% to £1.6 billion (up 1.3% LFL), up 5% excluding the six transfers to Brico Depot during the year. Further progress was made improving price competitiveness, product ranges, store environment and cost productivity.

More contemporary ranges of bathrooms and kitchens, indoor lighting, paint and textiles were introduced as part of an ongoing range development programme. The participation of own-brand product sales as a proportion of overall sales grew to 19% (2005/06: 16%).

Castorama continued with its store modernisation programme, with two new stores opened and seven older existing stores relocated to new sites. Six stores not suitable for revamping were closed prior to conversion to the Brico Depot format.

Thirty-six per cent of total selling space is now in the new format and these stores continue to outperform comparable outlets. Results from store development have improved as the new format has evolved, with stores relocated during the year on track to deliver sales density uplifts of over 20% on top of a 25% increase in space. A further six revamps are planned for 2007/08, five scheduled to begin in the first quarter. Approximately half of the remaining Castorama stores will be revamped over the next four years, with the balance relocated to new sites as these are secured and approved by planning authorities.

BRICO DEPOT

Sales increased 16.5% to £1.3 billion, benefiting from new stores and more widely distributed product catalogues. LFL sales growth was +2.8% against strong comparatives (2005/06: +7.3% LFL; 2004/05: +17.7%) reflecting the size of the business, internal cannibalisation of around 3% and focus in the year on the successful implementation of new systems and logistics infrastructure. Sales were strong in building categories, supported by new ranges of insulation products and aluminium windows.

Ten new stores opened in the year taking the total to 81, including the opening of three of the six stores transferred from Castorama. In 2007/08 store expansion will continue with eight new store openings planned (seven in the first half) including the three remaining store transfers from Castorama.

A major new information technology platform to improve store replenishment and stock availability was implemented during the year. This was the biggest transformation project in Brico Depot's history and required significant management focus to ensure successful delivery. Two thirds of stores are now operating on the new technology platform with the remainder joining during the first half of 2007/08. In addition, Brico Depot opened a second central distribution centre in southern France during the fourth quarter. Around half of all deliveries to stores are now centrally controlled.

Operational Review - REST OF EUROPE

Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
Rest of Europe	1,002.5	795.2	26.1%	2

Retail profit £m	2006/07	2005/06	% Change (Reported)	% Cha (Consta
Rest of Europe	110.4	86.6	27.5%	26

Rest of Europe includes Poland, Italy, Spain, Koctas JV in Turkey, Ireland, Russia and Hornbach in Germany. Sales from Koctas and Hornbach are not consolidated.

All percentage movements below are in constant currencies.

Kingfisher's businesses in the Rest of Europe increased sales by 25.0% (+7.4% LFL) to just over £1 billion. Retail profits increased by 26.6% to £110.4 million, reflecting strong performances in Italy and Poland and a higher associate contribution from Hornbach. Development losses in Russia and Spain were in line with the previous year.

Fifteen new stores were opened in the year across six countries, including three in Russia, three in Spain and three in Turkey.

Poland

Sales increased 19.2% to £507.8 million (+9.3% LFL) boosted by buoyant consumer spending and strong property and construction markets. Retail profit increased 9.0% to £58.4 million as good cost control, group sourcing and increased own-brand penetration helped to offset increasing wage inflation. New ranges, including exclusive own-brand professional tools performed well.

Five new stores opened including the first Brico Depot in Warsaw in June, launched to test the demand for a more trade-orientated offer. Five new stores are planned for 2007/08, including one Brico Depot.

Italy

Castorama Italy grew sales 17.6% to £312.4 million (+4.6% LFL) in a generally weak Italian retail market. Sales benefited from new ranges of lighting, sheds and fencing, together with targeted promotional activity in gardening and building categories. Retail profit increased 9.8% to £31.3m, with improved sourcing helping to offset pricing pressure in a slow market.

One new store was opened taking the total to 27. A further two new stores are planned for 2007/08.

In Ireland, where B&Q has seven stores, sales grew 28.0%, reflecting new store openings in the second half of last year. One new store is planned for 2007/08. Brico Depot's expansion into Spain continued with 10 stores now trading and a further four planned for 2007/08. Good underlying trading was boosted by a strong construction market. In Russia, two Castorama stores were opened, in St Petersburg and Samara, a large provincial city. A third was acquired in Moscow in December and will be relaunched under the Castorama banner in the first half of 2007/08. A further two stores are planned to open in 2007/08.

Koctas in Turkey, a 50% joint venture, continued to grow sales and retail profit, benefiting from increased buying power and new group sourced own-brands. Three new stores opened taking the total to 10 with four planned for 2007/08. Hornbach, in which Kingfisher has a 21% interest, contributed £19.2 million to retail profit, £7.4 million higher than last year, fuelled by a stronger home improvement market in Germany.

Operational Review - ASIA

Retail sales £m	2006/07	2005/06	% Change (Reported)	% Ch (Const
Asia	456.7	318.0	43.6%	4

Retail profit £m	2006/07	2005/06	% Change (Reported)	% Cha (Consta
Asia	4.4	(2.9)	n/a	

Asia includes China, Taiwan, and South Korea. Taiwan JV sales are not consolidated.

All percentage movements below are in constant currencies.

Asia sales increased 42.2% to £456.7 million (+10.9% LFL) with retail profit of £4.4m benefiting from strong profit growth in China following the completion and integration of the acquisition of the OBI China business during 2005.

B&Q China

Sales increased 41.3% to £445.8 million (+11.1% LFL), reflecting new store openings, continuing strong consumer demand and the development of new ranges. B

&Q China's home decoration service designed and fitted out 30,000 apartments in 2006, double the previous year's number, representing a third of total sales. Retail profit was £8.3 million (2005/06: £0.3 million). During the first half of 2006/07, B&Q China completed the conversion and integration of the OBI stores ahead of schedule, returning to profit in the balance of the year with gross margins benefiting from increased group own-brand and sourcing programmes.

Store numbers increased by 10 to 58, further consolidating its position as market leader. A further seven new stores are planned for 2007/08, including the first Hong Kong store in June.

Other Asia

B&Q Taiwan, a 50% joint venture, delivered a creditable performance in a market affected by weak consumer confidence and credit restrictions. One store opened during the year taking the total to 21. Two new stores are planned for 2007/08. B&Q Home in South Korea opened a second trial store during the year.

Financial Review

Financial summary

A summary of the reported financial results for the year ended 3 February 2007 is set out below.

	2006/07	2005/06
	£m	£m
Revenue	8,675.9	8,010.1
Operating profit	501.3	269.5
Profit before taxation	450.5	231.8
Adjusted pre-tax profit	396.6	445.7
Basic earnings per share	14.4p	6.0p
Adjusted earnings per share	11.9p	12.3p
Dividends	10.65p	10.65p
Underlying Return on Invested Capital (ROIC)	6.9%	7.3%

A reconciliation of statutory profit to adjusted profit is set out below:

	2006/07	2005/C
	£m	£
Profit before taxation	450.5	231.
Exceptional items	(49.5)	215.
Profit before exceptional items and taxation	401.0	447.
Financing fair value remeasurements	(4.7)	(1.6
Amortisation of acquisition intangibles	0.3	0.
Adjusted pre-tax profit	396.6	445.
Income tax expense on pre-exceptional profit	(119.4)	(161.6
Income tax on fair value remeasurements	1.4	0.
Minority interest	(1.6)	0.
Adjusted post-tax profit	277.0	285.

Reporting period

The Group's financial reporting year ends on the nearest Saturday to 31 January. The current year is for the 53 weeks ended 3 February 2007 with the comparative financial period being the 52 weeks ended 28 January 2006. This only impacts the UK operations with all of the other operations reporting on a calendar basis as a result of local statutory requirements.

The effect of the 53rd week on the results of the Group is the inclusion of an additional £79.5 million sales and £0.2 million operating profit.

So that the results are more readily comparable, all of the UK like-for-like analysis has been calculated comparing the 53 weeks against 53 weeks last year.

Total reported sales grew 8.3% to £8.7 billion, up 7.4% on a 52 week constant currency basis. During the year, an additional 73 net new stores were added, taking the store network to 718. On an LFL basis, sales were up 0.9%.

Operating profit grew 86.0% principally reflecting the B&Q restructuring exceptional charge last year of £205.3 million.

The net interest charge for the year was £50.8 million, up £13.1 million from the prior year reflecting higher average net debt during the year and higher euro and sterling interest rates. The net interest charge benefited from a net interest return on the defined benefit schemes of £6.3m (2005/06: £3.8m expense).

Adjusted pre-tax profit declined 11.0% reflecting challenging trading conditions in the UK and France.

Taxation

The effective overall rate of tax on profit has decreased from 40.0% in the prior year to 24.9% primarily reflecting exceptional costs not qualifying for tax relief in the prior year. The effective rate of tax on profit before exceptional items and excluding prior year tax adjustments is 32.0% (2005/06: 34.4%) reflecting group profit mix and use of losses in start up jurisdictions.

Exceptional items

The Group recorded an exceptional profit in the year of £49.5 million on the disposal of properties and investments of which £42.7 million was recognised on the sale and leaseback of seven large UK stores to The British Land Company.

Earnings per share

Basic earnings per share increased by 140% to 14.4p. Adjusted earnings per share as calculated below declined 3.3% from 12.3p to 11.9p per share.

	2006/07
Basic earnings per share	14.4p
Exceptional items (net of tax)	(2.4)p
Financing fair value remeasurements (net of tax)	(0.1)p
Adjusted earnings per share	11.9p

Dividends

The Board has proposed a final dividend of 6.8p per share, making the total dividend for the year 10.65p per share, unchanged on the prior year. This dividend is covered 1.1 times by adjusted earnings (2005/06: 1.2 times).

The final dividend for the year ended 3 February 2007 will be paid on 8 June 2007 to shareholders on the register at close of business on 10 April 2007, subject to approval of shareholders at the Company's Annual General Meeting, to be held on 31 May 2007. A dividend reinvestment plan (DRIP) is available to all shareholders who would prefer to invest their dividends in the shares of the Company.

The shares will go ex-dividend on 4 April 2007. For those shareholders electing to receive the DRIP the last date for receipt of electing is 17 May 2007. Dividend cheques and tax vouchers will be posted on 6 June 2007. Certificates for shareholders electing for the DRIP will be posted no later than 21 June 2007.

Return on invested capital (ROIC)

ROIC is defined as net operating profit less adjusted taxes (adjusted operating profit excluding property lease and property depreciation costs less tax, plus property revaluation increases in the year) divided by average invested capital (average net assets less financing related balances and pension provisions plus property operating lease costs capitalised at the long term property yield).

Following the transition to IFRS, the Group elected not to revalue properties from 1 February 2004. However, property appreciation is an integral part of a

ROIC measure and therefore Kingfisher continues to include revaluation gains and the current market value of our properties in ROIC calculations.

ROIC declined from 9.0% to 8.7%, compared to the Group's weighted average cost of capital of 7.4%, down 0.5 percentage points on last year primarily due to a fall in property yields.

Underlying ROIC declined from 7.3% to 6.9%. Underlying ROIC assumes properties appreciate in value at a steady rate over the long-term. When calculating the underlying ROIC, short-term variations in property values more or less than the long-term mean are excluded.

ROIC excluding goodwill

Kingfisher's sales, projected space growth for 2007/08, invested capital and underlying ROIC excluding goodwill are disclosed below by strategic priority:

	Retail Sales £bn (1)	Proportion of Group sales %	Invested Capital (IC) £bn (2)	Proportion of Group IC %	Returns (ROIC) (
Strengthening developed businesses					
- B&Q UK	3.9	45%	5.7	66%	7%
- Castorama France	1.6	19%	1.1	13%	10%
Sub-total	5.5	64%	6.8	79%	8%
Expanding proven growth businesses	3.1	35%	1.6	19%	13%
Establishing new opportunities for the future	0.1	1%	0.2	2%	(2)%
Group total	8.7	100%	8.6	100%	9%

1) For the UK businesses, reported total sales figures are for the 53 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.

2) Excluding goodwill of £2.6 billion but including smoothed property appreciation and leases capitalised at long- term yields.

Cashflow

The Group generated £559.4 million of cash from operating activities in the year, up £255.3 million on the prior year (2005/06: cash generated £304.1 million), despite paying additional post employment contributions of £82.5 million (2005/06: £135.2 million) and £47.0 million on items provided against as exceptional costs in 2005/06. Included within this improvement is £124.1 million generated from working capital management (2005/06: £103.3 million utilised). This was mainly driven by creditors which rose by £295.1 million (2005/06: £27.3 million) whilst stock levels rose by £215.0 million (2005/06: £33.3m).

Net capital expenditure was £215.8 million (2005/06: £395.4 million) which has fallen year on year as a result of disposals within the Group's property portfolio.

The resulting year end net debt was £1,293.8 million (2005/06: £1,355.2 million).

Capital expenditure

Gross capital expenditure (excluding business acquisitions) for the Group was £466.9 million (2005/06: £507.0 million). £219.5 million was spent on property (2005/06: £188.0 million) and £247.4 million on fixtures, fittings and intangibles (2005/06: £319.0 million). A total of £251.1 million (2005/06: £111.6 million) of proceeds from disposals were received during the year, £251.0 million of which came from property disposals.

Payments to acquire businesses in the year amounted to £2.2 million (2005/06: £167.5 million) which related to the purchase of three minorities in China.

Financing

Kingfisher aims to smooth the maturity profile of its debt by issuing debt with different maturities and by utilising committed bank revolving credit facilities to provide additional liquidity.

In March 2006, the Group obtained a further £300 million committed bank facility, which provided short-term funding, but this was subsequently repaid and cancelled.

In May 2006, the Group issued US$466.5 million of fixed term debt through the US Private Placement market. The debt was issued in three tranches, with maturities of 7, 10 and 12 years, and the proceeds were swapped to sterling at floating interest rates. The proceeds were used to repay the £300 million short-term committed bank facility entered into in March 2006.

The Group has access to a £500 million committed revolving credit facility, maturing in August 2011, provided by a number of banks. This facility is available to be drawn to support the general corporate purposes of the Group including working capital requirements.

Since the year end the Group has entered into new committed revolving credit facilities totalling £275 million with a number of banks, and a £25 million bank committed term loan facility. These new facilities mature in March 2010 and are available to be drawn to support the general corporate purposes of the Group.

Property

During the year the Group disposed of properties for cash consideration of £251 million including £198 million on the sale of seven B&Q UK large stores which it retained the right to lease for 20 years. Through this transaction, the Group took advantage of the current buoyancy in the property investment market in the UK to finance its operational business at attractive rates going forward. The proceeds of the transaction were used to repay existing debt and to invest in Kingfisher's worldwide store opening programme, including further freehold acquisitions.

The Group owns a significant property portfolio, most of which is used for trading purposes. If the Group had continued to revalue this it would have had a market value of £3.2 billion at year end, compared to the net book value of £2.3 billion recorded in the financial statements. This represents a £170 million increase against the prior year and a £249 million increase on a constant currency basis.

The values are based on valuations performed by external qualified valuers where the key assumption is the estimated yields. The average income yields used were 5.5% in the UK, 6.75% in France and Italy, 6.8% in Poland and 7.7% in China.

Pensions

The Group holds a provision on its balance sheet of £54.6 million in relation to defined benefit pension arrangements which is a reduction of £185.0 million on the provision held in 2005/06. This reduction was as a result of additional payments to the UK pension scheme (£118.3 million was paid compared to a normal contribution of around £40 million per annum) and increases in the discount rate used to calculate the defined benefit obligation from 4.7% to 5.3% as a result of increases to corporate bond rates over the year. This was partly offset by changed mortality rates with an assumption that people will live longer. This change increased the obligation by approximately 4% and ensures that these assumptions remain in line with current market best estimates. Further disclosures of the assumptions used (including mortality assumptions) will be provided in note 8. A formal actuarial valuation is scheduled as at 31 March 2007 with the results expected towards the end of 2007.

Operational Review - DATA BY COUNTRY as at 3 February 2007

	Store numbers	Selling space (000s sq.m.)
B&Q	324	2,315
UK Trade	42	19
Total UK	366	2,334
Castorama	98	959
Brico Depot	81	434
Total France	179	1,393
Castorama Poland	35	291
Castorama Italy	27	171
B&Q Ireland	7	46
Brico Depot Spain	10	51

Castorama Russia	3	27
Koctas Turkey	10	55
Total Rest of Europe	92	641
B&Q China	58	553
B&Q Taiwan	21	97
South Korea	2	12
Total Asia	81	662
Total	718	5,030

Operational Review - FULL YEAR BY GEOGRAPHY - year ended 3 February 2007

	Retail sales £m		%	%	%LFL	Retail profit £m		%
	2006/07 (1)	2005/06	Change (Reported)	Change (52 week basis, Constant currency)	Change	2006/07	2005/06	Chanc (Report
UK	4,261.5	4,172.0	2.1%	0.2%	(1.8)%	182.6	219.4	(1
France	2,955.2	2,724.9	8.5%	9.0%	2.0%	206.3	230.0	(1
Rest of Europe (2)	1,002.5	795.2	26.1%	25.0%	7.4%	110.4	86.6	
Asia (3)	456.7	318.0	43.6%	42.2%	10.9%	4.4	(2.9)	
Total	8,675.9	8,010.1	8.3%	7.4%	0.9%	503.7	533.1	(

(1) For the UK businesses, reported total sales figures are for the 53 weeks ended 3 February 2007. Outside the UK, figures are on a calendar month basis.

(2) Rest of Europe includes Poland, Italy, Spain, Koctas JV in Turkey, Ireland, Russia and Hornbach in Germany. Sales from Koctas and Hornbach are not consolidated.

(3) Asia includes China, Taiwan, and South Korea. Taiwan JV sales are not consolidated.

Enquiries:

Ian Harding, Group Communications Director 020 7644 1029

Nigel Cope, Head of Communications 020 7644 1030

Sarah Gerrand, Head of Investor Relations 020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or are available from The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with over 700 stores in 11 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Depot and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading large format DIY retailer, with over 120 stores in Germany and seven neighbouring countries.

END

FR BCGDXBUDGGRI

REG-Kingfisher PLC Final Results - Part 2

Released: 29/03/2007

RNS Number:9476T
Kingfisher PLC
29 March 2007

Consolidated income statement
For the financial year ended 3 February 2007

£ millions	Notes	Before exceptional items 2007	Exceptional items (note 3) 2007	Total 2007	Before exceptional items 2006	Exceptional items (note 3) 2006	Total 2006
Continuing operations							
Revenue	2	8,675.9	-	8,675.9	8,010.1	-	8,010.1
Cost of sales		(5,623.7)	-	(5,623.7)	(5,165.1)	(7.9)	(5,173.0)
Gross profit		3,052.2	-	3,052.2	2,845.0	(7.9)	2,837.1
Selling and distribution expenses		(2,207.3)	-	(2,207.3)	(2,005.0)	(181.0)	(2,186.0)
Administrative expenses		(433.7)	-	(433.7)	(390.7)	(26.4)	(417.1)
Other income		23.7	49.5	73.2	24.2	18.9	43.1
Other expenses		-	-	-	-	(19.0)	(19.0)
Share of post tax results of joint ventures and associates		16.9	-	16.9	11.4	-	11.4
Operating profit	2	451.8	49.5	501.3	484.9	(215.4)	269.5
Analysed as:							
Retail profit before central costs		503.7	49.5	553.2	533.1	(219.1)	314.0
Central costs		(39.1)	-	(39.1)	(37.8)	3.7	(34.1)
Amortisation of acquisition intangibles		(0.3)	-	(0.3)	(0.1)	-	(0.1)
Share of interest and taxation of joint ventures and associates		(12.5)	-	(12.5)	(10.3)	-	(10.3)
Total finance costs		(75.6)	-	(75.6)	(51.6)	-	(51.6)
Total finance income		24.8	-	24.8	13.9	-	13.9
Net finance costs	4	(50.8)	-	(50.8)	(37.7)	-	(37.7)

Profit before taxation		401.0	49.5	450.5	447.2	(215.4)	231.8
Income tax expense	5	(119.4)	7.3	(112.1)	(161.6)	68.8	(92.8)
Profit for the year		281.6	56.8	338.4	285.6	(146.6)	139.0
Attributable to:							
Equity shareholders of the parent				336.8			139.5
Minority interests				1.6			(0.5)
				338.4			139.0
Earnings per share (pence)	6						
Basic				14.4p			6.0p
Diluted				14.4p			6.0p
Adjusted (basic)				11.9p			12.3p

The proposed final dividend for the financial year ended 3 February 2007, subject to approval by shareholders at the Annual General Meeting, amounts to £161.8m.

Consolidated statement of recognised income and expense
For the financial year ended 3 February 2007

£ millions	Notes	2007	2006
Actuarial gains/(losses) on post employment benefits	9	95.3	(45.6)
Currency translation differences	9	(70.9)	28.4
Cash flow hedges			
Fair value (losses)/gains	9	(9.1)	7.5
Losses transferred to inventories	9	3.1	0.5
Tax on items recognised directly in equity	9	(30.1)	20.1
Net (expense)/income recognised directly in equity		(11.7)	10.9
Profit for the year		338.4	139.0
Total recognised income for the year		326.7	149.9
Attributable to:			
Equity shareholders of the parent		325.1	149.4
Minority interests		1.6	0.5
		326.7	149.9

Consolidated balance sheet
As at 3 February 2007

£ millions	Notes	2007	2006
Non-current assets			
Goodwill		2,551.5	2,558.8
Intangible assets		89.5	101.7
Property, plant and equipment		3,210.5	3,265.0
Investment property		29.4	15.3
Investments accounted for using equity method		184.9	185.0
Deferred tax assets		30.2	-
Other receivables		46.6	51.7
		6,142.6	6,177.5
Current assets			
Inventories		1,531.0	1,355.3
Trade and other receivables		505.4	570.6
Current tax assets		14.6	20.7
Available for sale financial assets		28.4	-
Cash and cash equivalents	11	394.5	234.1
		2,473.9	2,180.7
Total assets		8,616.5	8,358.2
Current liabilities			
Short-term borrowings		(241.0)	(346.8)
Trade and other payables		(1,958.3)	(1,750.8)
Provisions		(56.3)	(46.6)
Current tax liabilities		(86.9)	(77.0)
		(2,342.5)	(2,221.2)
Net current assets/(liabilities)		131.4	(40.5)
Total assets less current liabilities		6,274.0	6,137.0
Non-current liabilities			
Long-term borrowings		(1,431.7)	(1,255.5)
Other payables		(50.8)	(5.7)
Provisions		(53.2)	(111.4)
Deferred tax liabilities		(262.7)	(204.4)
Post employment benefits	8	(54.6)	(239.6)
		(1,853.0)	(1,816.6)
Total liabilities		(4,195.5)	(4,037.8)
Net assets		4,421.0	4,320.4
Equity			
Share capital		370.7	369.8
Share premium		2,185.2	2,175.3
Treasury shares		(81.3)	(95.1)
Reserves	9	1,939.9	1,861.0
Minority interests		6.5	9.4
Total equity		4,421.0	4,320.4

Consolidated cash flow statement
For the financial year ended 3 February 2007

£ millions	Notes	2007	2006
Net cash flows from operating activities	10	559.4	304.1
Cash flows from investing activities			
Purchase of subsidiary and business undertakings, net of cash acquired		(2.2)	(161.0)
Purchase of associates and joint ventures		-	(2.2)
Payments to acquire property, plant and equipment and investment property		(438.6)	(435.3)
Payments to acquire intangible assets		(28.3)	(71.7)
Receipts from sale of property, plant and equipment and investment property		251.0	111.2
Receipts from sale of intangible assets		0.1	0.4
Receipts from sale of available for sale financial assets		0.4	3.6
Increase in available for sale financial assets		(29.3)	-
Dividends received from joint ventures and associates		5.1	4.9
Net cash used in investing activities		(241.8)	(550.1)
Cash flows from financing activities			
Interest paid		(70.3)	(39.3)
Interest element of finance lease rental payments		(5.8)	(6.6)
Interest received		18.5	10.9
Proceeds from issue of share capital		10.8	9.7
Capital injections from minority interests		1.0	1.7
Receipts from the sale of own shares		7.1	2.6
Issue of Medium Term Notes and other fixed term debt		252.4	373.5
(Decrease)/increase in other loans		(133.3)	150.5
Capital element of finance lease rental payments		(11.8)	(7.8)
Dividends paid to equity shareholders of the parent		(248.4)	(247.4)
Dividends paid to minority interests		(2.1)	-
Net cash (used in)/generated from financing activities		(181.9)	247.8
Net increase in cash and cash equivalents	12	135.7	1.8
Cash and cash equivalents at beginning of year		113.7	105.9
Exchange differences		(4.6)	6.0
Cash and cash equivalents at end of year	11	244.8	113.7

For the purposes of the cash flow statement, cash and cash equivalents are included net of bank overdrafts repayable on demand. These bank overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE FINANCIAL INFORMATION

For the financial year ended 3 February 2007

1. General information

a) Basis of preparation

The financial information which comprises the consolidated income statement, consolidated balance sheet, consolidated cash flow statement, consolidated statement of recognised income and expense and related notes do not constitute the Group's Annual Report and Accounts. The auditors have reported on the Group's statutory accounts for each of the years 2007 and 2006 under section 235 of the Companies Act 1985, which do not contain statements under sections 237 (2) or (3) of the Companies Act 1985 and are unqualified. The statutory accounts for 2006 have been delivered to the Registrar of Companies and the statutory accounts for 2007 will be filed with the Registrar in due course. Copies of the Annual Report and Accounts will be posted to shareholders during the week beginning 23 April 2007.

The Group's financial reporting year ends on the nearest Saturday to 31 January each year. The current financial year is the 53 weeks ended 3 February 2007. The comparative financial year is the 52 weeks ended 28 January 2006. This only impacts the UK operations with all of the other operations reporting on a calendar basis as a result of local statutory requirements.

The consolidated financial statements have been prepared in accordance with EU endorsed International Financial Reporting Standards (IFRS), IFRIC interpretations and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments.

The principal accounting policies applied in the preparation of the consolidated financial statements are consistent with those set out in the statutory accounts for 2006.

b) Use of adjusted measures

Kingfisher believes that retail profit, adjusted profit before tax and adjusted earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Kingfisher for internal performance analysis and incentive compensation arrangements for employees. The terms ' retail profit', 'exceptional item' and 'adjusted' are not defined terms under IFRS and may therefore not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. The term 'adjusted' refers to the relevant measure being reported excluding exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles. Retail profit is defined as operating profit before central costs (the costs of the Corporate Centre), exceptional items and the Group's share of interest and taxation of joint ventures and associates.

The separate reporting of non-recurring exceptional items, which are presented as exceptional within their relevant income statement category, helps provide an indication of the Group's underlying business performance. The principal items which will be included as exceptional items are:

- non trading items included in operating profit such as profits and losses on the disposal of subsidiaries, associates and investments which do not form part of the Group's trading activities;
- gains and losses on the disposal of properties; and
- the costs of significant restructuring and incremental acquisition integration costs.

2 Segmental analysis

The Group's primary reporting segments are geographic, with the Group operating in four main geographical areas, being the UK, France, Rest of Europe and Asia. The Group only has one business segment being retail, therefore no secondary segmental disclosure is given.

The 'Rest of Europe' segment consists of B&Q Ireland, Castorama Poland, Castorama Italy, Castorama Russia, Brico Depot Spain, Koctas and Hornbach. Poland has been shown separately as it meets the reportable segment criteria as prescribed by IAS 14. The 'Asia' segment consists of B&Q China, B&Q Korea and B& Q Taiwan.

The segment results for the year ended 3 February 2007 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	4,261.5	2,955.2	507.9	494.6	456.7	8,675.9
Segment result before joint ventures and associates	233.1	204.5	57.9	28.8	(0.8)	523.5
Share of post tax results of joint ventures and associates	-	0.5	-	12.5	3.9	16.9
Total segment result	233.1	205.0	57.9	41.3	3.1	540.4
Central costs						(39.1)
Operating profit						501.3
Net finance costs						(50.8)
Profit before taxation						450.5
Income tax expense						(112.1)
Profit for the year						338.4

The segment results for the year ended 28 January 2006 are as follows:

£ millions	United Kingdom	France	Poland	Rest of Europe	Asia	Total
External revenue	4,172.0	2,724.9	417.0	378.2	318.0	8,010.1
Segment result before joint ventures and associates	10.9	228.9	52.5	20.3	(20.4)	292.2
Share of post tax results of joint ventures and associates	-	0.3	-	5.5	5.6	11.4
Total segment result	10.9	229.2	52.5	25.8	(14.8)	303.6
Central costs						(34.1)
Operating profit						269.5

Net finance costs	(37.7)
Profit before taxation	231.8
Income tax expense	(92.8)
Profit for the year	139.0

Unallocated central costs principally comprise the Head Office operations of Kingfisher plc.

3 Exceptional items

The following exceptional items, as defined in note 1b, have been (charged)/ credited in arriving at profit before taxation:

£ millions	2007	2006
Included within cost of sales, selling and distribution expenses and administrative expenses:		
B&Q UK - reorganisation costs	-	(205.3)
OBI China - integration costs	-	(10.0)
	-	(215.3)
Included within other income:		
Profit on disposal of properties	49.1	15.3
Profit on disposal of available for sale financial assets	0.4	3.6
	49.5	18.9
Included within other expenses:		
B&Q UK - financial services termination fee	-	(19.0)
Total exceptional items	49.5	(215.4)

Current year

Total profits recognised on the disposal of properties totalled £49.1m in the year. The Group recognised £42.7m profit on disposal of properties in connection with the sale and leaseback of seven UK warehouse stores to The British Land

Company.

The Group also received further consideration of £0.4m in the current year relating to the disposal of its investment in improveline.com in the prior year.

Prior year

During the prior year, the Group incurred a £205.3 million restructuring charge in B&Q UK relating to the planned closure of 20 stores, the downsizing of a further 17 stores and the costs of streamlining B&Q's corporate offices. A further charge of £19.0m was incurred in the prior year following B&Q's decision to terminate a contract with its previous supplier of consumer credit services, which gave rise to the repayment of part of the original proceeds received on disposal of Time Retail Finance in 2003.

£10.0m of costs were also incurred in the prior year in relation to the integration of the OBI China business into B&Q China. These costs include the incremental costs of the dedicated integration team, re-branding costs and the write-off of property, plant and equipment which were not deemed suitable for the B&Q China business model.

The Group disposed of a number of properties during the prior year giving rise to a profit of £15.3m. The Group also disposed of its investment in improveline.com, for cash consideration of £3.6m and realising a profit of £3.6m as the investment had been fully provided against in a prior year.

Refer to note 5 for the taxation impact on exceptional items.

4 Net finance costs

£ millions	2007	2007	2006	2006
Bank and other interest payable	(74.1)		(46.7)	
Less amounts capitalised in the cost of qualifying assets	1.2		3.3	
		(72.9)		(43.4)
Finance lease charges		(5.8)		(6.0)
Net interest charge on defined benefit schemes (note 8)		-		(3.8)

Financing fair value remeasurements	4.7	1.6
Unwinding of discount on provisions	(1.6)	-
Total finance cost	(75.6)	(51.6)
Bank and other interest receivable	18.5	13.9
Net interest return on defined benefit schemes (note 8)	6.3	-
Total finance income	24.8	13.9
Net finance costs	(50.8)	(37.7)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 5.5% (2006: 5.3%) to expenditure on such assets.

Interest payable above includes amortisation of issue costs of debt of £0.9m (2006: £0.5m).

5 Income tax expense

£ millions	2007	2006
UK corporation tax		
Current tax on profits for the year	35.7	7.2
Adjustment in respect of prior years	(0.3)	(15.8)
	35.4	(8.6)
Double taxation relief	(5.5)	(0.4)
	29.9	(9.0)
Foreign tax		
Current tax on profits for the year	80.7	86.9
Adjustments in respect of prior years	(2.3)	0.2
	78.4	87.1
Deferred tax		
Current year	12.7	20.2
Adjustment in respect of prior years	(8.9)	(4.3)
Attributable to changes in tax rates	-	(1.2)
	3.8	14.7
	112.1	92.8

In addition to the amounts charged to the income statement, tax of £30.1m was charged directly to equity (2006: £20.1m credited) (Refer note 9).

A tax credit of £7.3m has been recognised in the income statement relating to exceptional items, of which £4.6m is credited against the current year tax charge in relation to the £49.5m net exceptional income, with the remaining £2.7m in respect of prior periods, relating to tax previously provided on exceptional items.

6 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Executive Share Option Plan Trust (ESOP) which for the purpose of this calculation are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

Adjusted earnings per share figures are also presented. These exclude the effects of exceptional items, financing fair value remeasurements and amortisation of acquisition intangibles, to allow comparison of underlying trading performance on a consistent basis.

			2007			2006
	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount
	£millions	millions	pence	£millions	millions	pence
Basic earnings per share						

Earnings attributable to ordinary shareholders	336.8	2,333.0	14.4	139.5	2,324.7	6.0
Effect of dilutive securities						
Options		10.8	-		10.2	-
Diluted earnings per share			14.4			
	336.8	2,343.8		139.5	2,334.9	6.0
Basic earnings per share			14.4	139.5	2,324.7	6.0
	336.8	2,333.0				
Effect of non-recurring costs						
Exceptional items	(49.5)		(2.1)	215.4		9.3
Tax impact arising on exceptional items	(7.3)		(0.3)	(68.8)		(2.9)
Financing fair value remeasurements	(4.7)		(0.2)	(1.6)		(0.1)
Tax impact arising on financing	1.4		0.1	0.5		-
remeasurements						
Amortisation of acquisition intangibles	0.3		-	0.1		-
Basic - adjusted earnings per share						
	277.0	2,333.0	11.9	285.1	2,324.7	12.3
Diluted earnings per share						
	336.8	2,343.8	14.4	139.5	2,334.9	6.0
Effect of non-recurring costs						
Exceptional items	(49.5)		(2.2)	215.4		9.2
Tax impact arising on exceptional items	(7.3)		(0.3)	(68.8)		(2.9)
Financing fair value remeasurements	(4.7)		(0.2)	(1.6)		(0.1)
Tax impact arising on financing	1.4		0.1	0.5		-
remeasurements						
Amortisation of acquisition intangibles	0.3		-	0.1		-
Diluted - adjusted earnings per share						
	277.0	2,343.8	11.8	285.1	2,334.9	12.2

7 Dividends

£ millions	2007	2006
Amounts recognised as distributions to equity shareholders in the year:		
Final dividend for the year ended 28 January 2006 of 6.8p per share (29 January 2005: 6.8p per share)	158.5	159.7
Interim dividend for the year ended 3 February 2007 of 3.85p per share (28 January 2006: 3.85p per share)	89.9	89.5
Dividend paid to Employee Share Ownership Plan Trust (ESOP) shares	-	(1.8)

	248.4	247.4
Proposed final dividend for the year ended 3 February 2007 of 6.8p per share	161.8	

The proposed final dividend for the year ended 3 February 2007 is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

8 Post employment benefits

The Group operates a variety of post employment benefit arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. The most significant are the funded, final salary defined benefit and defined contribution schemes for the Group's UK employees; however various defined benefit and defined contribution schemes are operated in France, Poland, Italy, China and South Korea. In France and Poland, they are retirement indemnity in nature; and in South Korea and Italy, termination indemnity in nature.

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligations were carried out at 3 February 2007. The principal actuarial assumptions and expected rates of return used were as follows:

		2007		2006
Annual % rate	UK	Other	UK	Other
Discount rate	5.3	4.6 to 5.5	4.7	4.0 to 6.0
Salary escalation	4.5	3.5 to 6.7	4.3	2.0 to 6.7
Rate of pension increases	2.9	n/a	2.7	n/a
Price inflation	2.9	2.0 to 2.5	2.7	2.0 to 2.5

		2007		2006
% rate of return	UK	Other	UK	Other
Equities	7.8	-	7.6	-

Bonds	4.9	4.5	4.2	-
Property	6.3	-	5.9	-
Other	3.9	4.0	3.7	4.0
Overall expected rate of return	6.5	4.0	6.1	4.0

The overall expected rate of return is effectively a weighted average of the individual asset categories and their inherent expected rates of return.

The main financial assumption is the real discount rate, i.e. the excess of the discount rate over the rate of inflation. If this assumption increased/decreased by 0.1%, the UK defined benefit obligation would decrease/increase by approximately £30.0m, and the annual UK current service cost would decrease/increase by approximately £1.0m.

The assumptions for pensioner longevity are based on an analysis of pensioner death trends under the scheme over the period from 1998 to 2004, together with allowances for future improvements to death rates for all members. The specific tables used are the same as those used in the 2004 funding valuation, namely PMA92C2010 for male pensioners, PFA92C2010 (+2 year age rating) for female pensioners. Further allowances for improving longevity are included for members yet to retire.

At 3 February 2007 the Group has further strengthened the assumption for future improvements to mortality rates implying an increase in the assumed life expectancies. This has the impact of increasing the defined benefit obligation by 4% compared with that using the previous mortality rate projections. These revised assumptions are equivalent to assuming the average age at death for a pensioner currently aged 60 is 85.1 for a male and 86.3 for a female. They are also equivalent to assuming an average age at death for a member aged 60 in 15 years time is 86.2 for a male and 87.5 for a female. These assumptions will be reviewed following the next funding valuation due no later than 31 March 2007.

The amounts recognised in the income statement are as follows:

£ millions	2007	2006

	UK	Other	Total	UK	Other	Total
Amounts charged to operating profit:						
Current service cost	34.9	4.7	39.6	33.2	3.7	36.9
Past service cost	-	-	-	-	-	-
Total operating charge	34.9	4.7	39.6	33.2	3.7	36.9
Amounts (credited)/charged to net finance costs:						
Expected return on pension scheme assets	(73.1)	(0.4)	(73.5)	(58.9)	(0.4)	(59.3)
Interest on pension scheme liabilities	65.6	1.6	67.2	61.7	1.4	63.1
Net interest (return)/charge (note 4)	(7.5)	1.2	(6.3)	2.8	1.0	3.8
Total charged to income statement	27.4	5.9	33.3	36.0	4.7	40.7

Of the charge to operating profit for the year, £27.3m (2006: £25.4m) and £12.3m (2006: £11.5m) were included, respectively, in selling and distribution expenses and administrative expenses, and a £6.3m net credit (2006: £3.8m net charge) was included in net finance costs. Actuarial gains and losses have been reported in the statement of recognised income and expense.

The amounts included in the balance sheet, within non-current liabilities, arising from the Group's obligations in respect of its defined benefit retirement schemes, are determined as follows:

			2007			2006
£ millions	UK	Other	Total	UK	Other	Total
Present value of defined benefit obligations	(1,394.7)	(36.8)	(1,431.5)	(1,420.4)	(39.1)	(1,459.5)
Fair value of scheme assets	1,366.7	10.2	1,376.9	1,209.8	10.1	1,219.9
Net liability recognised in the balance sheet	(28.0)	(26.6)	(54.6)	(210.6)	(29.0)	(239.6)

Movements in the deficit during the year:

			2007			2006
£ millions	UK	Other	Total	UK	Other	Total
Deficit in scheme at beginning of year	(210.6)	(29.0)	(239.6)	(302.1)	(23.6)	(325.7)
Total service cost charged in the income statement (as above)	(34.9)	(4.7)	(39.6)	(33.2)	(3.7)	(36.9)
Interest charge	(65.6)	(1.6)	(67.2)	(61.7)	(1.4)	(63.1)
Expected return on pension scheme assets	73.1	0.4	73.5	58.9	0.4	59.3
Actuarial gains and losses	91.7	3.6	95.3	(43.2)	(2.4)	(45.6)
Contributions paid	118.3	3.8	122.1	170.7	1.6	172.3
Exchange differences	-	0.9	0.9	-	0.1	0.1
Deficit in scheme at end of year (before taxation)	(28.0)	(26.6)	(54.6)	(210.6)	(29.0)	(239.6)

The analysis of the scheme assets at the balance sheet date is as follows:

£ millions	UK	Other	2007 Total	UK	Other	2006 Total
Equities	705.0	-	705.0	638.5	-	638.5
Bonds	512.3	0.2	512.5	449.4	-	449.4
Property	121.3	-	121.3	96.7	-	96.7
Other	28.1	10.0	38.1	25.2	10.1	35.3
Total market value of assets	1,366.7	10.2	1,376.9	1,209.8	10.1	1,219.9

The pension plans do not hold any other assets than those disclosed above.

The estimated amounts of contributions expected to be paid to the UK, France and other pension schemes during the next financial year is £105.5m.

9 Reserves

£ millions	Hedging reserve	Translation reserve	Other reserves	Retained earnings	Total
At 30 January 2005	(4.4)	56.8	159.0	1,736.1	1,947.5
Actuarial losses on post employment benefits	-	-	-	(45.6)	(45.6)
Treasury shares disposed	-	-	-	(2.6)	(2.6)
Share-based compensation charge	-	-	-	14.0	14.0
Share-based compensation - shares awarded	-	-	-	(0.9)	(0.9)
Currency translation differences	-	28.4	-	-	28.4
Cash flow hedges - fair value gains	7.5	-	-	-	7.5
Cash flow hedges - losses transferred to inventories	0.5	-	-	-	0.5
Tax on items recognised directly in equity	(2.4)	6.9	-	15.6	20.1
Net gains recognised directly in equity	5.6	35.3	-	(19.5)	21.4
Profit for the year	-	-	-	139.5	139.5
Total recognised gains for the year	5.6	35.3	-	120.0	160.9
Dividends	-	-	-	(247.4)	(247.4)
At 28 January 2006	1.2	92.1	159.0	1,608.7	1,861.0
Actuarial gains on post employment benefits	-	-	-	95.3	95.3
Treasury shares disposed	-	-	-	(6.7)	(6.7)
Share-based compensation charge	-	-	-	8.9	8.9
Currency translation differences	-	(70.9)	-	-	(70.9)
Cash flow hedges - fair value losses	(9.1)	-	-	-	(9.1)
Cash flow hedges - losses transferred to inventories	3.1	-	-	-	3.1
Tax on items recognised directly in equity	1.8	-	-	(31.9)	(30.1)
Net losses recognised directly in equity	(4.2)	(70.9)	-	65.6	(9.5)
Profit for the year	-	-	-	336.8	336.8
Total recognised gains for the year	(4.2)	(70.9)	-	402.4	327.3
Dividends	-	-	-	(248.4)	(248.4)

At 3 February 2007	(3.0)	21.2	159.0	1,762.7	1,939.9

10 Net cash flows from operating activities

£ millions	2007	2006
Operating profit	501.3	269.5
Adjustments for:		
Depreciation of property, plant and equipment and investment property	173.8	149.8
Amortisation of intangible assets	33.2	32.0
Impairment loss on property, plant and equipment and investment property	1.3	40.1
Impairment loss on intangible assets	-	7.5
Share based compensation charge	9.0	14.1
Share of post tax results of joint ventures and associates	(16.9)	(11.4)
(Profit)/loss on disposal of property, plant and equipment and investment property	(43.9)	22.5
Loss on disposal of intangible assets	5.7	2.0
Profit on disposal of available for sale financial assets	(0.4)	(3.6)
Operating cash flows before movements in working capital	663.1	522.5
Movements in working capital (excluding the effects of acquisitions and disposals of subsidiaries and exchange differences on consolidation):		
Increase in inventories	(215.0)	(33.3)
Decrease/(increase) in trade and other receivables	44.0	(97.3)
Increase in trade and other payables	295.1	27.3
Decrease in post employment benefits	(82.5)	(135.2)
(Decrease)/increase in other provisions	(47.0)	140.2
	(5.4)	(98.3)
Cash generated by operations	657.7	424.2
Income taxes paid	(98.3)	(120.1)
Net cash flows from operating activities	559.4	304.1

11 Cash and cash equivalents

£ millions	2007	2006
Cash at bank and in hand	249.4	211.3
Short-term deposits	145.1	22.8
	394.5	234.1

The short-term deposits comprise money market deposits, attracting interest rates based on LIBOR or equivalent market rates, fixed for periods of up to three months. The carrying amount of these assets approximate to their fair values.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the following:

£ millions	2007	2006
Cash at bank and in hand	249.4	211.3
Short-term deposits	145.1	22.8
Bank overdrafts	(149.7)	(120.4)
	244.8	113.7

12 Net debt

Net debt incorporates the Group's borrowings, interest rate and cross currency swaps that hedge those borrowings (excluding accrued interest), bank overdrafts and obligations under finance leases, less cash and cash equivalents and current available for sale financial assets, as detailed below.

£ millions	207	2006
Cash and cash equivalents	394.5	234.1
Current available for sale financial assets	28.4	-
Bank overdrafts	(149.7)	(120.4)
Bank loans	(146.8)	(286.2)
Medium Term Notes and other fixed term debt	(1,306.6)	(1,123.8)
Interest rate and cross currency swaps (excluding accrued interest)	(44.0)	13.0
Obligations under finance leases	(69.6)	(71.9)
Net debt at end of year	(1,293.8)	(1,355.2)

A reconciliation of the movement in net debt from the start to the end of the year is detailed below.

£ millions	2007	2006
Net debt at start of year	(1,355.2)	(841.1)
Net increase in cash and cash equivalents	135.7	1.8
Increase in available for sale financial assets	29.3	-
Amortisation of issue costs of debt	(0.9)	(0.5)
Increase in debt and lease financing	(107.3)	(516.2)
Exchange differences and fair value adjustments on financial instruments	4.6	0.8
Net debt at end of year	(1,293.8)	(1,355.2)

END

FR BCGDXSUDGGRI

REG-Kingfisher PLC Director/PDMR Shareholding

Released: 16/04/2007

RNS Number:8972U
Kingfisher PLC
16 April 2007

KINGFISHER PLC

DIRECTORS' INTERESTS

Kingfisher plc ("the Company") today announces that conditional awards of ordinary shares in the Company were made to executive directors on 11 April 2007. These awards, made under the Kingfisher Incentive Share Scheme ("the KISS"), were granted at a price of £2.7775 per share and become exercisable, subject to the rules of the KISS, for a period of, generally, 6 months commencing on 11 April 2010, provided the director has not resigned voluntarily or been dismissed for cause.

The awards are as follows:	Shares
Gerry Murphy	80,665
Duncan Tatton-Brown	39,867
Ian Cheshire	49,795

All of the awards are granted as nil cost options.

In addition, the third awards under the Performance Share Plan ("the PSP") approved at the Company's Annual General Meeting held on 24 May 2006, have been granted (as nil cost options) to the executive directors. In accordance with the PSP rules, the awards were granted on 11 April 2007 at a price of £2.77.

The awards are as follows:	Shares
Gerry Murphy	205,776
Duncan Tatton-Brown	99,277
Ian Cheshire	99,277

Total grants of shares under the PSP are therefore:

	Shares at 225.75p June 2006	Shares at 255.5p October 2006	Shares at 277p April 2007
Gerry Murphy	245,016	223,091	205,776
Duncan Tatton-Brown	110,741	107,632	99,277
Ian Cheshire	117,663	107,632	99,277

All of the above are subject to dividend roll-up at the appropriate time.

The interest of each of the directors in options over the ordinary shares of Kingfisher plc following the grant of these awards is:

Gerry Murphy between 3,070,270 and 3,215,114 including dividend

	and dependant upon achievement of relative TSR performance
Duncan Tatton-Brown	between 647,457 and 669,732 including dividend roll-up on PSP awards based on dividends to date, and dependant upon achievement of relative TSR performance
Ian Cheshire	between 1,400,812 and 1,440,874 including dividend roll-up on PSP awards based on dividends to date, and dependant upon achievement of relative TSR performance

The Company was notified by the directors of all awards on 13 April 2007.

16 April 2007

Helen Jones, Group Company Secretary
or Julie Wilson, Assistant Company Secretary

END
RDSIFMMTMMBBBBR

REG-Kingfisher PLC Director/PDMR Shareholding

Released: 19/04/2007

RNS Number:1692V
Kingfisher PLC
19 April 2007

KINGFISHER PLC

DIRECTORS' INTERESTS

Kingfisher plc ("the Company") today announces that options totalling 1,345,385 shares granted to Gerry Murphy on 17 April 2003 at the price of £2.3785 per shares as part of the terms of his recruitment have lapsed on 17 April 2007 (the 4th anniversary of the grant date) as the Earnings Per Share ("EPS") performance condition has not been met.

The interests of Gerry Murphy in options over the ordinary shares of the Company now total between 1,724,885 and 1,869,729 including dividend roll-up on PSP awards based on dividends to date, and dependant upon achievement of relative TSR performance in relation to other options.

The Company was notified by the director on 17 April 2007.

19 April 2007
Helen Jones, Group Company Secretary
or Julie Wilson, Assistant Company Secretary

END
RDSILMTTMMJBBTR

REG-Kingfisher PLC Shareholder Documentation

Released: 27/04/2007

RNS Number:6497V
Kingfisher PLC
27 April 2007

Kingfisher plc

Doc Re Annual Report and Accounts 2006/07, Notice of AGM 2007 and Proxy Form 2007 for the financial year ended 3 February 2007.

The above documents will shortly be available to view on the Company's website at www.kingfisher.com. Copies can also be obtained from the Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Tel: (020) 7372 8008.

All of the above documents have been posted to shareholders today.

A copy of each of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7066 8333

END
DOCEAFLXAAFXEFE